SECURITIES ACT FILE NO. 333-84598
INVESTMENT COMPANY ACT FILE NO. 811-05557

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 |X|
PRE-EFFECTIVE AMENDMENT NO. |_|
POST-EFFECTIVE AMENDMENT NO. 1 |X|

AND

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 |X|
AMENDMENT NO. 35 |X|

PROSPECT STREET® HIGH INCOME PORTFOLIO INC.
(Exact Name of Registrant as Specified in its Charter)

13455 Noel Road, Suite 1300
Dallas, Texas 75420
(Address of Principal Executive Offices)

Registrant's Telephone Number, including Area Code: 877-532-2834

JAMES D. DONDERO
c/o Highland Capital Management, L.P.
13455 Noel Road, Suite 1300
Dallas, Texas 75420
(Name and Address of Agent for Service)

COPY TO:

Stuart H. Coleman, Esq.
Janna Manes, Esq.
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York 10038-4982

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box    |X|

It is proposed that this filing will become effective when declared effective pursuant to Section 8(c).

If appropriate, check the following box:

          |_|      This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

          |_|      This form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration statement number of the earlier effective registration statement for the same offering is - ______.

CALCULATION OF REGISTRATION FEE

 Title of each class of         Amount to be          Proposed maximum        Proposed maximum         Amount of
    securities to be             registered          offering price per      aggregate offering    registration fee
       registered                                          unit(1)                price(1)

Common Stock, par             2,700,000 shares              $3.24                $8,748,000          $1,108.37(2)
value $0.03 per share
(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 based upon the average of the high and low sales prices of the shares of Common Stock on March 8, 2004 as reported on the New York Stock Exchange.

(2)	All filing fees have been previously paid. Filing fee of $624.11 for the initial registration of 1,350,000 shares was paid on or about March 20, 2002. Filing fee of $29.64 for the subsequent registration of 70,000 shares was paid on or about February 6, 2004. Filing fee for the subsequent registration of 1,280,000 shares was paid on or about March 4, 2004.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer is not permitted.

Subject to Completion, February 18, 2005
PROSPECTUS

[LOGO]

2,700,000 Shares of Common Stock

Prospect Street® High Income Portfolio Inc.

New York Stock Exchange Symbol: PHY

          Prospect Street® High Income Portfolio Inc. (the "Fund") is a diversified, closed-end management investment company. The Fund's investment objective is to provide high current income, while seeking to preserve stockholders' capital, through investment in a professionally managed, diversified portfolio of high yield, high risk securities (commonly referred to as "junk" bonds). The Fund's investment adviser is Highland Capital Management, L.P.

          There is no guarantee that the Fund will achieve its investment objective. Investment in the Fund involves certain risks and special considerations, including risks associated with the Fund's use of leverage. An investment in the Fund is not appropriate for all investors. See "Risk Factors and Special Considerations" beginning on page 22 of this Prospectus.

          This Prospectus applies to 2,700,000 shares of the Fund's Common Stock which may be issued and sold from time to time through its designated agents. The Common Stock will be sold at-the-market through trading transactions on the New York Stock Exchange (the "NYSE"), subject to a minimum price to be established each day by the Fund. The minimum price on any day will not be less than the current net asset value per share of Common Stock plus any sales commission to be paid for the purchase of such shares. The Fund has engaged B. Riley & Co., Inc. (the "Distributor") to act as Distributor of the Common Stock pursuant to a distribution agreement. The Fund and the Distributor each have the right to terminate the distribution agreement in its discretion at any time.

          The Distributor, as agent, generally will charge a fixed commission rate of $0.05 per share of Common Stock sold pursuant to this Prospectus and will receive additional compensation from the Fund as described under "Plan of Distribution." Assuming that all shares of the Common Stock are sold, the Fund will pay additional compensation at a rate of $0.04 per share to the Distributor and will incur offering expenses of approximately $0.08 per share. As of January 31, 2005, the last reported sales price of a share of the Fund's Common Stock on the NYSE was $3.61. At a price of $3.61 (and assuming that all shares of the Common Stock are sold), the Fund's effective proceeds would be the equivalent of $3.44 per share after deduction of the $0.05 per share commission and the Fund's payment of the additional $0.04 per share to the Distributor, and assuming that the Fund incurs offering expenses that are estimated to be $0.08 per share.

          This Prospectus sets forth concisely information you should know before investing, including information about risks. You should read this Prospectus before you invest in the Fund and keep it for future reference. The Fund's Statement of Additional Information ("SAI"), dated [______], 2005, contains additional information about the Fund and is incorporated by reference into (which means it is considered to be a part of) this Prospectus. You may obtain a free copy of the SAI by calling 877-532-2834 or by writing to the Fund at 13455 Noel Road, Suite 1300, Dallas, Texas 75240. A table of contents to the SAI is located at page 44 of this Prospectus. The SAI is available along with other Fund-related materials at the Securities and Exchange Commission's internet web site (http://www.sec.gov). The Fund's file number under the Investment Company Act of 1940, as amended, is 811-5557.

          The Securities and Exchange Commission has not approved or disapproved these securities, or determined that this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

B. Riley & Co., Inc.

The date of this Prospectus is [_________], 2005

Privacy Policy

          We recognize and respect your privacy expectations, whether you are a visitor to our web site, a potential stockholder, a current stockholder or even a former stockholder.

          Collection of Information. We may collect nonpublic personal information about you from the following sources:

•	Account applications and other forms, which may include your name, address and social security number, written and electronic correspondence and telephone contacts;

•	Web site information, including any information captured through our use of "cookies"; and

•	Account history, including information about the transactions and balances in your accounts with us or our affiliates.

          Disclosure of Information. We may share the information we collect (described above) with our affiliates. We may also disclose this information as otherwise permitted by law. We do not sell your personal information to third parties for their independent use.

          Confidentiality and Security of Information. We restrict access to nonpublic personal information about you to our employees and agents who need to know such information to provide products or services to you. We maintain physical, electronic and procedural safeguards that comply with federal standards to guard your nonpublic personal information, although you should be aware that data protection cannot be guaranteed.

          You should rely only on the information contained in or incorporated by reference into this Prospectus. The Fund has not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Fund is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

TABLE OF CONTENTS

Page

Prospectus Summary
Fund Expenses
Financial Highlights
The Fund
Use of Proceeds
Portfolio Composition
Trading and Net Asset Value Information
Investment Objective and Policies
Risk Factors and Special Considerations
Management of the Fund
Federal Taxation
Description of Capital Structure
Plan of Distribution
Custodian, Transfer Agent, Dividend Paying Agent and Registrar
Legal Opinions
Independent Auditors
Further Information
Table of Contents to the Statement of Additional Information	1 9 10 14 14 14 15 16 22 31 32 35 41 43 43 43 44 45

PROSPECTUS SUMMARY

This summary highlights selected information from this Prospectus and is qualified in its entirety by reference to the detailed information included in this Prospectus and the Statement of Additional Information ("SAI"). To understand the offering of the Common Stock, you should read this entire Prospectus carefully, including the risk factors.

The Fund	Prospect Street® High Income Portfolio Inc. (the "Fund") is a diversified, closed-end management investment company. The Fund was incorporated in Maryland on May 13, 1988 and commenced investment operations on December 5, 1988. The Fund's principal office is located at 13455 Noel Road, Suite 1300, Dallas, Texas 75240, and its telephone number is 1-877-532-2834.

Investment Adviser	Highland Capital Management, L.P. (the "Adviser") is the Fund's investment adviser. The Adviser has managed the Fund since January 21, 2000 and is responsible for investment advisory and management of the Fund, as well as managing and supervising all aspects of the general day-to-day business activities and operations of the Fund. As of December 31, 2004, the Adviser managed approximately $10.8 billion on behalf of institutional investors and retail clients around the world. The Adviser also is the investment adviser to another closed-end, management investment company with a leveraged capital structure - Prospect Street® Income Shares Inc. - with net assets of approximately $66.3 million as of December 31, 2004. See "Management of the Fund."

The Adviser currently receives from the Fund a management fee calculated at 0.65% (on an annual basis) of the Fund's average weekly net asset value defined as total assets of the Fund less accrued liabilities (excluding the principal amount of any bank loan, notes and the liquidation preference of preferred stock and including accrued and unpaid dividends on any shares of preferred stock), up to and including $175 million of net assets, 0.55% on the next $50 million of net assets and 0.50% of the excess of net assets over $225 million. The definition of net assets includes the assets acquired through the Fund's use of leverage. See "Investment Objective and Policies—Certain Investment Strategies—Leverage and Borrowing."

NYSE Listed	The Fund's common stock, par value $0.03 per share ("Common Stock"), is listed on the New York Stock Exchange (the "NYSE") under the symbol "PHY." As of January 31, 2005, the Fund had 30,536,924 shares of Common Stock outstanding. As of January 31, 2005, the last reported sale price of a share of the Fund's Common Stock on the NYSE was $3.61.

Investment Objective and Policies	The Fund's investment objective is to provide high current income, while seeking to preserve stockholders' capital, through investment in a professionally managed, diversified portfolio of high-yield, high risk securities (commonly referred to as "junk" bonds or securities). An investment in the Fund is not appropriate for all investors, and the Fund cannot guarantee investors that it will achieve its investment objective.

Investment Strategy	Under normal market conditions, the Fund invests at least 65% of its total assets in high-yield, fixed-income securities rated in the lower categories ("Ba"/"BB" or lower) by a nationally recognized rating agency or nonrated fixed-income securities deemed by the Adviser to be of comparable quality to the rated debt securities in which the Fund may invest. The Fund typically invests and currently intends to continue to invest a substantially higher percentage of its assets in such securities to the extent the Adviser believes market conditions favor such investments.

The Fund reserves the right, under normal market conditions, to invest up to 35% of its total assets in money market instruments and fixed-income securities rated higher than "Ba"/"BB" or the unrated equivalent as determined by the Adviser, although the percentage invested in such securities may increase under other than normal market conditions. The Fund may invest in senior secured floating rate loans. The Fund also may invest up to 10% of its total assets in equity securities, including common stocks, certain preferred stocks and depositary receipts, as well as warrants to purchase equity or other securities. The Fund also may invest up to 10% of its total assets in securities principally traded in foreign markets and Eurodollar certificates of deposit issued by branches of U.S. and foreign banks. See "Portfolio Composition" for more information on the Fund's portfolio.

High-yield bonds (also commonly referred to as "junk" bonds), the generic name for corporate bonds rated between "Ba"/"BB" and "C"/"D" by the rating agencies, frequently are issued by corporations in the growth stage of their development. These bonds are regarded by the rating agencies, on balance, as predominantly speculative with respect to capacity to pay interest and repay principal in accordance with the terms of the obligation. Such securities also are generally subject to greater risk than securities with higher ratings during periods of deteriorating economic conditions.

Leverage	To seek to increase the yield on its shares of Common Stock, the Fund employs financial leverage by issuing preferred stock. See "Risk Factors and Special Considerations--Leverage Risk." The Fund also is permitted to borrow money; however, the Fund currently has no such borrowings.

Preferred Shares	The Fund is authorized to issue Auction Rate Cumulative Preferred Shares in one or more series. In March 2001, the Fund issued 3,000 shares of Auction Rate Cumulative Preferred Shares, Series W, $0.001 par value per share, $25,000 liquidation preference per share, for a total issuance of $75 million ("Preferred Shares"). As of December 31, 2004, the Fund had redeemed 1,400 Preferred Shares and had $40 million of Preferred Shares outstanding.

The Investment Company Act of 1940, as amended (the "1940 Act"), requires that the holders of Preferred Shares, and the holders of any other series of preferred stock of the Fund, voting as a separate class, have the right to:

•	elect at least two directors at all times, and
•	elect a majority of the directors if the Fund fails to pay dividends on the Preferred Shares, or any other series of preferred stock of the Fund, for two full years and will continue to be so represented until all dividends in arrears have been paid or otherwise provided for.

The holders of Preferred Shares, and the holders of any other series of preferred stock of the Fund, will vote as a separate class on other matters as required under the Fund's Articles of Incorporation, as amended, restated and supplemented (the "Charter"), or the 1940 Act, including the following:

•	to voluntarily liquidate, dissolve, wind up, merge or consolidate or sell all or substantially all of the Fund's assets;
•	to adopt any plan of reorganization adversely affecting the Preferred Shares;
•	to file a voluntary application for relief under federal bankruptcy law or any similar application under state law for so long as the Fund is solvent and does not foresee becoming insolvent;
•	to approve any action requiring a vote of security holders under Section 13(a) of the 1940 Act including, among other things, changes in the Fund's investment objective, changes in certain investment restrictions described under "Investment Restrictions" in the SAI and changes in the Fund's subclassification as a closed-end investment company; and
•	to amend, alter or repeal any of the authorized preferences, rights or powers of the holders of Preferred Shares.

The affirmative vote of holders of Preferred Shares and other classes of preferred stock, if any, is required to effect any of the foregoing matters, regardless of whether the holders of the Common Stock have approved such matters.

Each share of Common Stock, each Preferred Share, and each share of any other series of preferred stock of the Fund is entitled to one vote per share.

Plan of Distribution	Shares of the Fund's Common Stock may be issued and sold from time to time by the Fund through its designated agents, including B. Riley & Co., Inc. (the "Distributor") as distributor and principal underwriter (the "Offering"). The Common Stock will be sold at-the-market through trading transactions on the NYSE, subject to a minimum price to be established each day by the Fund. The minimum price on any day will not be less than the current net asset value ("NAV") per share of Common Stock plus any sales commission to be paid for the purchase of such shares. Any shares of Common Stock sold pursuant to this Prospectus will generally be subject to a fixed commission rate of $0.05 per share, or $0.03 per share if sold to the Adviser. The Fund will pay additional compensation to the Distributor at a rate of $0.04 per share if all shares of the Common Stock are sold. The Fund will incur offering expenses of approximately $0.08 per share. See "Plan of Distribution."

Principal Investment Risks	Risk is inherent in all investing. The primary risks of investing in shares of the Fund's Common Stock are described below:

Credit Risk. The Fund invests in lower-rated securities ("junk" securities) and unrated securities of comparable quality, which involve greater risk than higher rated securities. As of the date of this Prospectus, virtually all of the Fund's assets are invested in lower-rated securities. These securities generally offer a higher return potential than higher rated securities, but also involve greater volatility of price and risk of loss of income and principal, including the possibility of default or bankruptcy of the issuers of the securities. As a result, investment in the Fund involves the risk that if an issuer of a lower-rated or unrated security in which the Fund invests defaults, there may be a negative impact on the Fund's income and asset coverage, and the Fund's investment objective may not be realized.

Interest Rate Risk. Generally, when interest rates rise, the value of fixed rate debt obligations, including high-yield, high risk securities, tends to decrease; when interest rates fall, the value of fixed rate debt obligations tends to increase. In addition, in a period of rising interest rates the higher cost of the Fund's leverage and/or increasing defaults by issuers of high-yield debt obligations would likely exacerbate any decline in the Fund's NAV. If an issuer of a security containing a redemption or call provision exercises either provision in a declining interest rate market, the Fund would likely replace the security with a security having a lower interest rate, which could result in a decreased return for stockholders.

Liquidity Risk. At times a major portion of an issue of lower-rated securities may be held by relatively few institutional purchasers. Although the Fund generally considers such securities to be liquid because of the availability of an institutional market for such securities, under adverse market or economic conditions or in the event of adverse changes in the financial condition of the issuer, the Fund may find it more difficult to sell such securities when the Adviser believes it advisable to do so or may be able to sell such securities only at prices lower than if the securities were more widely held.

Distressed and Defaulted Securities. Investments in the securities of financially distressed companies involve substantial risks. These securities may involve a substantial risk of default or may be in default. The Fund may incur additional expenses to the extent it is required to seek recovery upon a default in the payment of principal of or interest on its portfolio holdings. In any reorganization or liquidation proceeding relating to a portfolio company, the Fund may lose its entire investment or may be required to accept cash or securities with a value less than the original investment. Among the risks inherent in investments in troubled entities is the fact that it frequently may be difficult to obtain information as to the true condition of such issuer. Judgments about the credit quality of the issuer and the relative value of its securities may prove to be wrong.

Investment and Market Risk. An investment in Common Stock is subject to investment risk, including the possible loss of the entire principal amount invested. An investment in Common Stock represents an indirect investment in the portfolio securities owned by the Fund, and the value of these securities will move up or down, sometimes rapidly and unpredictably. At any point in time an investment in Common Stock may be worth less than the original amount invested, even after taking into account the reinvestment of Fund dividends and distributions. The Fund uses leverage, which magnifies the Fund's investment, market and certain other risks. The Fund's overall risk level will depend on the market sectors in which the Fund is invested and the current interest rate, credit quality and liquidity of securities of issuers in such sectors.

Certain events have a disruptive effect on the securities markets, such as terrorist attacks (including the terrorist attacks in the U.S. on September 11, 2001), war and other geopolitical events. The Fund cannot predict the effects of similar events in the future on the U.S. economy. High-yield securities tend to be more volatile than higher rated securities so that these events and any actions resulting from them may have a greater impact on prices and volatility than on higher-rated securities.

Risk of Investment in Securities Not Readily Marketable. Securities that are not readily marketable may offer higher yields than comparable publicly traded securities. However, the Fund may not be able to sell these securities when the Adviser considers it desirable to do so or, to the extent they are sold privately, may have to sell them at less than the price of otherwise comparable securities.

Risk of Investment in Zero Coupon Securities and Step-Up Bonds. In addition to the risks associated with the credit rating of the issuers, these securities are subject to volatility risk for the period when no interest is paid.

Discount From or Premium to NAV. Shares of closed-end investment companies frequently trade at a discount from NAV, but in some cases trade at a premium. Shares of the Fund's Common Stock have traded in the market above, at and below NAV. This is a risk separate and distinct from the risk that the Fund's NAV per share of Common Stock may decrease.

Leverage Risk. The Fund's use of leverage through the issuance of preferred stock, including the Preferred Shares (or borrowings, if used), can adversely affect the yield on the Fund's Common Stock. To the extent the Fund is unable to invest the proceeds from the use of leverage in assets which pay interest at a rate which exceeds the rate paid in connection with the leverage, the yield on the Fund's Common Stock will decrease. The effect of a general market decline in the value of assets such as those in which the Fund invests, would be magnified in the Fund because of the leverage. In addition, if the Fund increases its leverage by issuing debt securities, such borrowings could constitute a substantial lien and burden on the Fund's capital stock if such debt has a prior claim against income of the Fund and against the net assets of the Fund in liquidation.

Risk of Secondary Market for Shares of the Fund's Common Stock. The issuance of shares of the Fund's Common Stock through the Offering may have an adverse effect on the secondary market for the Fund's Common Stock. The increase in the number of shares of the Fund's outstanding Common Stock resulting from the Offering may put downward pressure on the market price for shares of the Fund's Common Stock. Shares of Common Stock will not be issued pursuant to the Offering at any time when such shares are trading at a price lower than the Fund's NAV per share of Common Stock. Shares of Common Stock may be issued pursuant to privately negotiated transactions at a discount to the market price for such shares of Common Stock, which may put downward pressure on the market price for shares of the Fund's Common Stock.

Preferred Stock Risk. The Fund has issued Preferred Shares and is authorized to issue additional classes of preferred stock, although the Fund has no current intention to do so. The Fund's obligations to holders of the Preferred Shares and holders of any other shares of preferred stock are senior to its ability to pay dividends on, or repurchase, the Common Stock, or to pay holders of shares of Common Stock in the event of liquidation.

Holders of Preferred Shares, and the holders of any other series of preferred stock, will vote as a separate class on certain matters under the Fund's Charter and the 1940 Act so that Preferred Shares, or other preferred stock, constituting a small percentage of total shares outstanding may block passage of matters supported by Common Stockholders. See "Prospectus Summary—Preferred Stock" above and "Risk Factors and Special Considerations—Preferred Stock Risk."

Foreign Investment Risk. The Fund's investments in foreign securities may involve risks not present to the same degree in domestic investment, including potential social, political and economic climates and developments in such foreign countries, the imposition of withholding taxes on interest income, the establishment of exchange controls or the adoption of other foreign governmental restrictions which might adversely affect the payment of principal and interest on such obligations, delays in settlement transactions, currency fluctuations and a lack of liquidity or greater volatility in the prices of such securities.

Hedging Risk. The Fund's use of derivatives and other transactions, such as options, financial futures and options on financial futures, may involve risks not associated with other types of investments which the Fund intends to purchase and it is possible that a portfolio that utilizes hedging strategies may not perform as well as a portfolio that does not make use of such strategies. The Fund's use of derivatives or other transactions to reduce risk involves costs and will be subject to an Adviser's ability to predict correctly changes in the relationships of such hedge instruments to the Fund's portfolio holdings or other factors. No assurance can be given that such Adviser's judgment in this respect will be correct. In addition, no assurance can be given that the Fund will enter into hedging or other transactions at times or under circumstances in which it may be advisable to do so.

Dividend Risk. The Fund's current dividend policy is to pay dividends on the Common
Stock monthly out of income, and dividend rates may vary from month to month. The Fund does not intend to distribute returns of capital, although a return of capital may occur if on an annualized basis distributions to holders of Common Stock exceed net investment income allocated to holders of Common Stock for income tax purposes. See "Federal Taxation."

Risks of Anti-Takeover Provisions. The Charter includes provisions that could limit the ability of other entities or persons to acquire control of the Fund or effect certain fundamental changes to the Fund's operations. These provisions could discourage a third party from seeking to obtain control of the Fund, and holders of Common Stock may not have an opportunity to sell their shares at NAV when such shares are trading at a discount to NAV. See "Description of Capital Structure—Voting Rights—Supermajority and Other Voting Provisions" and "Risk Factors and Special Considerations—Certain Charter Provisions."

Custodian, Transfer Agent, Dividend Paying Agent and Registrar	State Street Bank and Trust Company serves as the Fund's custodian. American Stock Transfer & Trust Company serves as the transfer agent, dividend paying agent and registrar for the Fund's Common Stock.

FUND EXPENSES

          The following table is intended to assist in understanding the various costs and expenses that an investor in the Fund will bear directly or indirectly.(1) The table includes the direct and indirect expenses that an investor in the Common Stock will bear.

Stockholder Transaction Expenses
   Sales Load (as a percentage of offering price)(2)                                                  1.39%
   Offering Expenses Borne by the Fund (as a percentage                                               3.44%
        of offering price)(3)
   Dividend Reinvestment Plan Fees                                                                    None
Annual Expenses (as a percentage of net assets attributable to Common Stock)
   Management Fees(4)                                                                                 0.93%
   Dividend Payments on Preferred Shares                                                              1.10%
   Other Expenses                                                                                     1.08%
   Total Annual Expenses                                                                              3.11%

__________

(1)	The Fund currently uses leverage through issuance of the Preferred Shares, and the table above reflects the Preferred Shares outstanding of approximately 27.6% of the Fund's total assets at a dividend rate of 2.56%, as of February 2, 2005. At times when the Fund does not utilize such leverage, the estimated annual expenses would be as follows:

Management Fees (4) Dividend Payments on Preferred Shares Other Expenses Total Annual Expenses	0.65% 0.00% 0.97% 1.62%

(2)	Based on an offering price of $3.61 (the last reported sales price on the NYSE on January 31, 2005). The Distributor receives a fixed commission rate of $0.05 per share of Common Stock sold in the Offering (or $0.03 per share if sold to the Adviser).

(3)	Based on an offering price of $3.61 (the last reported sales price on the NYSE on January 31, 2005). The Fund will pay additional compensation to the Distributor at a rate of $0.04 per share if all shares of the Common Stock are sold. In addition, the Fund will incur offering expenses of approximately $0.08 per share. See "Plan of Distribution."

(4)	The Fund pays the Adviser an investment advisory fee of 0.65% (on an annual basis) of the Fund's average weekly net asset value defined as total assets of the Fund less accrued liabilities (excluding the principal amount of any bank loan, notes and the liquidation preference of preferred stock and including accrued and unpaid dividends on any shares of preferred stock), up to and including $175 million of net assets, 0.55% on the next $50 million of net assets and 0.50% of the excess of net assets over $225 million. See "Management of the Fund--Investment Adviser."

          Although the Fund has no present intention to issue additional shares of preferred stock in the foreseeable future, holders of Common Stock will bear the issuance and dividend costs of any preferred stock that the Fund issues in the future.

          The following example applies to shares of Common Stock issued in connection with the Offering, subject to a maximum sales load of 1.39% and offering expenses of 3.44%.

Example                                                   1 Year           3 Years          5 Years        10 Years
-------                                                   ------           -------          -------        --------
You would pay the following expenses on a $1,000
investment, assuming a 5% annual return and where
the Fund has 33% leverage                                  $117              $208             $302           $552

          This hypothetical example assumes that all dividends and other distributions are reinvested at NAV and that the percentage amount listed under Total Annual Expenses above (3.11%) remain the same in the years shown. The above table and the assumption in the hypothetical example of a 5% annual return are required by regulation of the Securities and Exchange Commission (the "SEC") applicable to all investment companies; the assumed 5% annual return is not a prediction of, and does not represent, the projected or actual performance of the Fund's Common Stock. For more complete descriptions of certain costs and expenses associated with investing in the Fund, see "Management of the Fund," "Plan of Distribution" and leverage discussions under "Risk Factors and Special Considerations."

          The foregoing example should not be considered a representation of future expenses, and actual expenses may be greater or less than those shown.

FINANCIAL HIGHLIGHTS

          The table below sets forth selected financial information for a share of the Fund's Common Stock outstanding throughout each period presented. The presentation of the selected financial information has been changed from prior financial reports filed by the Fund due to the reclassification of the distributions paid to holders of Common Stock from net investment income to return of capital in 2001 and 2002. No reclassification was necessary in 2000, 2003 or 2004.

          For the fiscal year ended October 31, 2004, the financial information in the table below was audited by Deloitte & Touche LLP, the Fund's independent registered public accounting firm, whose report is included in the Fund's October 31, 2004 Annual Report and is incorporated by reference in the SAI. For all fiscal periods prior to October 31, 2003, the financial information in the table was audited by the Fund's former auditors. This information should be read in conjunction with the financial statements and notes thereto included in the Fund's October 31, 2003 Annual Report, which is available without charge from the Fund.

                                 2004      2003     2002      2001      2000      1999      1998      1997      1996      1995
                                 ----      ----     ----      ----      ----      ----      ----      ----      ----      ----
Per Share Data:

Net asset value, beginning
   of year..................     $2.61     $ 1.77  $ 3.12    $ 5.30     $ 6.98   $ 7.97   $ 11.94    $ 11.70   $ 11.10   $ 11.07

Net investment income ......     $0.35#    $ 0.37# $ 0.46#   $ 0.74#    $ 1.12#  $ 1.08#  $  1.30#   $  1.38#  $  1.50#  $  1.35

To preferred shareholders
   from net investment
   income(e) ...............    $(0.02)    $(0.02) $(0.05)   $(0.07)    $    --  $   --   $ (0.03)   $ (0.09)  $ (0.12)  $ (0.15)

Net realized and unrealized
   gain (loss) on
   investments..............    $ 0.47#    $ 0.81# $(0.95)#  $(1.96)#   $(1.77)# $(1.00)# $ (3.76)#  $  0.72#  $  0.60#  $  0.09

     Total from investment
     operations.............    $ 0.80     $ 1.16  $(0.54)   $(1.29)    $(0.65)  $ 0.08   $ (2.49)   $  2.01   $  1.98   $  1.29
                               -------     ------- --------  --------   -------- -------- ---------- --------  -------   -------
Distributions paid:(d)

     To common
       stockholders from
       net investment
       income...............    $(0.33)    $(0.32) $(0.42)   $(0.76)    $(1.03)  $(1.25)  $ (1.26)   $ (1.26)  $ (1.26)  $ (1.26)
                               -------     ------- --------  --------   -------- -------- ---------- --------  -------   -------
     To common
       stockholders from
       return of capital....       --         --   $(0.39)   $(0.14)        --   $(0.01)      --          --        --       --
                               -------     ------- --------  --------   -------- -------- ---------- --------  -------   -------
     Total distributions....    $(0.33)    $(0.32) $(0.81)   $(0.90)    $(1.03)  $(1.26)  $ (1.26)   $ (1.35)  $ (1.26)  $ (1.26)
                               -------     ------- --------  --------   -------- -------- ---------- --------  -------   -------
     Effect of sale of
       common stock.........       --         --      --     $ 0.06         --      --        --          --        --       --

Effect of related expenses
   from offerings...........       --         --      --     $(0.05)        --   $ 0.19   $ (0.22)   $ (0.51)   $ (0.12) $   --
                               -------     ------- --------  --------   -------- -------- ---------- --------  -------   -------
Net asset value, end of
   year.....................    $ 3.08     $ 2.61   $ 1.77   $ 3.12     $ 5.30   $ 6.98   $  7.97    $ 11.94    $ 11.70  $ 11.10
                               =======     ======= ========  ========   ======== ======== ========== ========  =======   =======
Per share market value,
   end of year..............    $ 3.24     $ 2.96   $ 2.02   $ 4.24     $ 5.69   $ 7.94   $ 10.25    $ 12.39    $ 12.00  $ 11.64
                               =======     ======= ========  ========   ======== ======== ========== ========  =======   =======
Total investment return.....     21.61%     64.45%  (42.19)%  (9.82)%    (8.31)% (11.78)%   (7.63)%    14.82%     15.29%   28.57%
                               =======     ======= ========  ========   ======== ======== ========== ========  =======   =======
Net assets, end of year,
   applicable to common
   stock (a)................    $93,894   $74,113  $49,182  $86,048   $142,924  $186,167 $157,800   $175,909   $120,711  $93,309
                               ========    ======= ========  ========   ======== ======== ========== ========  =======   =======
Net assets, end of year,
   applicable to preferred
   stock (a)................    $40,000   $40,000  $56,500  $75,000   $    --   $  --    $    --    $ 20,000   $ 20,000  $20,000
                               =======     ======= ========  ========   ======== ======== ========== ========  =======   =======

Net assets, end of year (a).   $133,894  $114,113 $105,682 $161,048   $142,924  $186,167 $157,800   $195,909   $140,711 $113,309
                               =======     ======= ========  ========   ======== ======== ========== ========  =======   =======
Ratio of operating
   expenses to
   average net assets,
   applicable
   to common stock..........       2.18%     4.07%    3.22%    3.75%      4.46%     2.67%    2.67%      2.30%      3.06%    3.27%

Ratio of net investment
   income to average net
   assets, applicable to
   common stock.............      11.88%    16.60%   15.99%   20.06%     17.59%    13.72%   11.92%     11.94%     13.20%   13.47%

Portfolio turnover rate.....      81.25%   111.35%   96.89%   73.63%    119.86%   126.45%  156.48%    176.04%    108.33%   80.71%
(a)	Dollars in thousands.

(b)	The selected per share data and ratios have been restated, where applicable, for all periods to give effect for the one-for-three reverse stock split in April of 1998.

(c)	As of January 21, 2000, the Fund entered into a new advisory agreement with Highland Capital Management, L.P. For periods prior to that date, the Fund was advised by a different investment adviser.

(d)	Presentation has been changed from prior financial reports filed by the Fund, where applicable, due to the reclassification of the distributions paid to common stockholders from net investment income to return of capital.

(e)	Presentation of distributions paid to preferred stockholders has been changed from prior financial reports filed by the Fund, where applicable, due to the reclassification from Distributions Section to Total from Investment Operations.

#	Calculation is based on average shares outstanding during the indicated period due to the per share effect of the Fund's rights offerings.

+	For information purposes only. Taxes are calculated on a calendar year, whereas this data is calculated on a fiscal year ended October 31.

Information Regarding Senior Securities

          The following table shows certain information regarding each class of senior security of the Fund as of the end of each of the last ten fiscal years of the Fund.

                                                                                                         APPROXIMATE
                                                                   ASSET             INVOLUNTARY           MARKET
                                                   TOTAL          COVERAGE           LIQUIDATION          VALUE PER
                                  AT              AMOUNT         FOR DEBT(4)          PREFERENCE          SHARE OR
                              OCTOBER 31        OUTSTANDING      OR SHARES(5)         PER SHARE             NOTE
                              ----------        -----------      ------------         ----------          ----------
Senior Notes(1)
                                 1995           20,000,000             6,665              N/A*                987.50
                                 1996           20,000,000             8,036              N/A                 990.00
                                 1997           20,000,000            10,795              N/A               1,003.80
                                 1998                    0            N/A                 N/A                N/A
                              1999-2004            N/A                N/A                 N/A                N/A

Taxable Auction Rate
  Preferred Stock(2)
                                 1995           200 Shares           566,544             100,000            100,000
                                 1996           200 Shares           703,553             100,000            100,000
                                 1997           200 Shares           979,545             100,000            100,000
                                 1998                    0            N/A                 N/A                N/A
                              1999-2004            N/A                N/A                 N/A                N/A

Revolving Credit
  Facilities(3)
                              1995-1997            N/A                N/A                 N/A                 N/A
                                 1998          $40,000,000         $    4,945             N/A                 N/A
                                 1999           50,000,000              4,723             N/A                 N/A
                                 2000           71,000,000              3,005             N/A                 N/A
                                 2001                    0            N/A                 N/A                 N/A
                              2002-2004            N/A                N/A                 N/A                 N/A

Auction Rate Cumulative
  Preferred Shares,
  Series W(4)
                              1995-2000            N/A                N/A                 N/A                N/A
                                 2001         3,000 Shares            $55,861            $25,000            $25,000
                                 2002         2,260 Shares             46,762             25,000             25,000
                                 2003         1,600 Shares             49,834             25,000             25,000
                                 2004         1,600 Shares             58,666             25,000             25,000

________________________________
*     "N/A" refers to items that are not applicable.

(1)	In July 1993, the Fund repurchased the remaining $5 million principal amount of its Senior Extendible Notes, which carried an annual interest rate through December 31, 1993 of 10.28%, for $5,178,000. The Fund thereafter issued $20 million of new Senior Notes payable December 1, 1998, which bore interest at a fixed annual rate of 6.53%. On July 24, 1998, the Fund redeemed the $20 million principal amount of its Senior Notes.

(2)	In July 1993, the Fund redeemed 100 shares of its Taxable Auction Rate Preferred Stock for $100,000 per share plus accrued interest, leaving 200 such shares outstanding. On May 15, 1998, the Fund redeemed the remaining outstanding shares of its Taxable Auction Rate Preferred Stock for $100,000 per share plus accrued interest.

(3)	The Fund entered into a $50 million credit agreement with BankBoston, N.A., as lender and agent ("BankBoston"), dated April 30, 1998, as amended and restated on July 24, 1998. On January 21, 2000, the Fund repaid all borrowings under its $50 million revolving credit facility with BankBoston. The funds required to repay the outstanding balance were borrowed by the Fund under a new floating rate $75 million revolving credit facility with Bank of America, N.A. ("Bank of America") as lender and agent. On or about March 16, 2001, the Fund repaid all borrowings under the Bank of America credit facility with the proceeds of the Fund's offering of Preferred Shares, which offering was consummated on March 16, 2001.

(4)	On March 16, 2001, the Fund issued 3,000 Shares of Auction Rate Cumulative Preferred Shares, Series W, with a liquidation value of $25,000 per share plus accumulated dividends, the proceeds of which were used to retire the Fund's $75 million credit facility with Bank of America.

(5)	Amount shown is per $1,000 of Senior Notes or Revolving Credit Facilities, as the case may be. Calculated by subtracting the Fund's total liabilities (not including bank loans and senior securities) from the Fund's total assets and dividing such amount by the quotient of (a) the principal amount of outstanding Senior Notes or Revolving Credit Facility, as the case may be, divided by (b) $1,000.

(6)	Amount shown is per share of Taxable Auction Rate Preferred Stock. Calculated by subtracting the Fund's total liabilities (including senior securities constituting debt but not including the Taxable Auction Rate Preferred Stock) from the Fund's total assets and dividing such amount by the number of outstanding shares of Taxable Auction Rate Preferred Stock.

THE FUND

          The Fund is a diversified, closed-end management investment company. The Fund was incorporated in Maryland on May 13, 1988 and is registered with the SEC under the 1940 Act. The Fund commenced investment operations on December 5, 1988 upon the closing of an initial public offering of its Common Stock. The Fund's Common Stock is listed on the NYSE under the symbol "PHY." The Fund's principal office is located at 13455 Noel Road, Suite 1300, Dallas, Texas 75240, and its telephone number is 1-877-532-2834. The Fund's investment adviser is Highland Capital Management, L.P.

           The following table provides information about the Fund's outstanding shares as of January 31, 2005

                                                                                Amount Held by
                                                               Amount             the Fund or             Amount
Title of Class                                               Authorized         for its Account         Outstanding
--------------                                               ----------         ---------------         -----------
Common Stock, par value $0.03 per share                      100,000,000            - 0 -                30,536,924

Preferred Stock, par value $0.001 per share (1,600             1,000,000            - 0 -                     1,600
     shares of Auction Rate Cumulative Preferred
     Shares, Series W, authorized, issued and
     outstanding), $25,000 liquidation preference per
     share

USE OF PROCEEDS

          The Fund intends to invest the net proceeds of the Offering in high-yield securities and other securities consistent with the Fund's investment objective and policies. Such investment is expected to occur during a period estimated not to exceed three months from the sale of the shares of Common Stock in the Offering depending on market conditions and the availability of appropriate securities. Pending such investment, the Fund may invest in high-quality, short-term debt securities and other instruments.

PORTFOLIO COMPOSITION

          As of December 31, 2004, the Fund's portfolio included 93 holdings issued by 87 issuers representing 40 different industry groups. These issues had a weighted average coupon of 8.90%. The dollar weighted average maturity of the portfolio at this date was approximately 6.6 years.

          The table below shows the percentage of the Fund's assets invested in bonds, convertible preferred stock and other fixed-income securities within the various rating categories, determined on a dollar-weighted average, as of December 31, 2004. This information is not necessarily representative of the Fund's current portfolio or at any other time in the future.

(Moody's / S&P Ratings)+

Securities Ratings
------------------
Aaa/AAA                                                     0.00%/0.00%
Aa/AA                                                       0.00%/0.00%
A/A                                                         0.00%/0.00%
Baa/BBB                                                     0.00%/1.50%
Ba/BB                                                       1.75%/1.08%
B/B                                                       32.22%/33.90%
Caa/CCC                                                   12.31%/15.63%
Ca/CC                                                       5.34%/3.08%
C/C                                                         0.00%/0.00%
--/D*                                                       0.00%/0.00%
Not rated++ or Equities                                   48.38%/44.81%
                                                          -------------
Total                                                   100.00%/100.00%
                                                     ========================

__________

+	The ratings of Moody's Investors Service, Inc. ("Moody's") and Standard & Poor's Ratings Services ("S&P") represent their opinions as to the quality of securities that they undertake to rate. The percentage shown reflects the higher of Moody's or S&P's ratings. Ratings are relative and subjective and not absolute standards of quality. Moody's rating categories may be modified further by a 1, 2 or 3 in Aa, A, Baa, Ba, B and Caa ratings. S&P's rating categories may be modified further by a plus (+) or minus (-) in AA, A, BBB, BB, B and CCC ratings.

++	Securities that are not rated by Moody's or S&P may be rated by nationally recognized statistical rating organizations other than Moody's or S&P, or may not be rated by any such organization. With respect to the Fund's assets invested in such securities, the Adviser believes that these are of comparable quality to rated securities. This determination is based on the ratings assigned by other rating agencies or the Adviser's own internal evaluation and does not necessarily reflect how such securities would be rated by Moody's or S&P if either were to rate the securities. Equities comprise 25.1% of the Fund's assets.

*	S&P rating only. Moody's does not have a D rating for securities.

TRADING AND NET ASSET VALUE INFORMATION

          The following table shows for the Fund's Common Stock for the periods indicated: (1) the high and low closing prices per share as shown on the NYSE Composite Transaction Tape; (2) the NAV per share represented by each of the high and low closing prices as shown on the NYSE Composite Transaction Tape; and (3) the discount from or premium to NAV per share (expressed as a percentage) represented by these closing prices.

                                                                                            Premium/(Discount)
                                       Closing Prices                  NAV                        to NAV
                                   -----------------------      ---------------------     ----------------------

  Fiscal Quarter Ended               High          Low           High          Low          High          Low
                                   -----------------------      ---------------------     ----------------------

      January 31, 2005              $3.62          $3.28          $3.77        $3.08         6.49%      (10.19%)

      October 31, 2004               3.38           3.11           3.06         2.91         9.97         4.59

      July 31, 2004                  3.22           2.69           3.15         2.74         4.97        (4.15)

      April 30, 2004                 3.38           2.78           2.97         2.76        22.46        (4.47)

      January 31, 2004              $3.49          $3.01          $2.84        $2.58        25.09%       14.45%

      October 31, 2003               2.96           2.48           2.63         2.38        14.90         1.62

      July 31, 2003                  2.74           2.46           2.46         2.23        14.35         4.24

      April 30, 2003                 2.48           2.27           2.23         2.05        18.36         8.10

      January 31, 2003               2.52           2.01           2.16         1.92        18.87         3.05

          On Janaury 28, 2005, the last reported sale price of a share of the Fund's Common Stock on the NYSE was $3.62, representing a 3.98% discount below NAV ($3.77) as of that date.

INVESTMENT OBJECTIVE AND POLICIES

          The Fund's investment objective is to provide high current income, while seeking to preserve stockholders' capital, through investment in a professionally managed, diversified portfolio of high-yield, high risk securities (commonly referred to as "junk" bonds or securities). The Fund seeks to achieve its objective of preserving stockholders' capital through careful selection of the Fund's high-yield, high risk investments, portfolio diversification, and portfolio monitoring and repositioning. The Fund invests primarily in fixed-income securities rated in the lower categories by a nationally recognized rating agency (consisting principally of fixed-income securities rated "Ba" or lower by Moody's and "BB" or lower by S&P) or nonrated fixed-income securities deemed by the Adviser to be of comparable quality.

          Under normal market conditions, at least 65% of the Fund's total assets are invested in high-yield fixed-income securities rated in the lower categories by recognized rating agencies or nonrated fixed-income securities deemed by the Adviser to be of comparable quality. The Fund generally invests a substantially higher percentage of its assets in such securities to the extent that the Adviser believes market conditions favor such investments. The Fund may not invest 25% or more of its assets in the securities of issuers in one industry. The Fund's portfolio investments consist principally of fixed-income securities rated "Ba"/"BB" or lower by the rating agencies. The Fund reserves the right, under normal market conditions, to invest up to 35% of its total assets in money market instruments and fixed-income securities rated higher than "Ba"/"BB" or the unrated equivalent as determined by the Adviser, although the percentage invested in such securities may increase under other than normal market conditions, as discussed below.

           High-yield bonds (also commonly referred to as "junk" bonds), the generic name for corporate bonds rated between "Ba"/"BB" and "C"/"D" by the rating agencies, are frequently issued by corporations in the growth stage of their development, but also may be issued by established companies. These bonds are regarded by the rating agencies, on balance, as predominantly speculative with respect to capacity to pay interest and repay principal in accordance with the terms of the obligation. Such securities also are generally considered to be subject to greater risk than securities with higher ratings with regard to a deterioration of general economic conditions. Securities that are rated Ba by Moody's or BB by S&P have speculative characteristics with respect to capacity to pay interest and repay principal. Securities that are rated B by Moody's or S&P reflect the rating agency's view that such securities generally lack characteristics of a desirable investment and assurance of interest and principal payments over any long period of time may be small. Securities that are rated Caa by Moody's or CCC by S&P or below are of poor standing. Those issues may be in default (such as those rated D by S&P) or present elements of danger with respect to principal or interest. Although the Fund does not currently intend to purchase securities that are in payment default, the Fund is not limited in its holdings of such securities and from time to time may invest in such securities, or securities held by the Fund may become subject to payment default subsequent to purchase. See the Appendix in the SAI for a description of the rating categories of the rating agencies. High-yield securities held by the Fund may include securities received as a result of a corporate reorganization or issued as part of a corporate takeover. Securities issued to finance corporate restructurings may have special credit risks because of the highly leveraged conditions of the issuers, and such securities usually are subordinate to securities subsequently issued by the issuer. In addition, such issuers may lose experienced management as a result of the restructurings. Finally, the market price of such securities may be more volatile to the extent that expected benefits from restructuring do not materialize.

          Securities acquired by the Fund may include preferred stock (including convertible preferred stock) and all types of debt obligations having varying terms with respect to security or credit support, subordination, purchase price, interest payments and maturity. Such obligations may include, for example, bonds, debentures, notes (including convertible debt securities), mortgage or other asset-backed instruments, equipment lease certificates, equipment trust certificates, conditional sales contracts, commercial paper and obligations issued or guaranteed by the U.S. government or any of its political subdivisions, agencies or instrumentalities (including obligations, such as repurchase agreements, secured by such instruments). Most debt securities in which the Fund will invest will bear interest at fixed rates. However, the Fund reserves the right to invest without limitation in fixed-income debt securities that have variable rates of interest or involve equity features, such as contingent interest or participations based on revenues, sales or profits (i.e., interest or other payments, often in addition to a fixed rate of return, that are based on the borrower's attainment of specified levels of revenues, sales or profits and thus enable the holder of the security to share in the potential success of the venture).

          The Fund also may invest up to 10% of its total assets in senior secured floating rate loans ("Senior Loans"). Senior Loans generally are made to corporations, partnerships and other business entities ("Borrowers") which operate in various industries and geographical regions. Senior Loans, which typically hold the most senior position in a Borrower's capital structure, pay interest at rates that are redetermined periodically on the basis of a floating base lending rate, such as the London Inter-bank Offered Rate (LIBOR), plus a premium. This floating rate feature should help to minimize changes in the principal value of the Senior Loans resulting from interest rate changes. The Borrowers generally will use proceeds from Senior Loans to finance leveraged buyouts, recapitalizations, mergers, acquisitions and stock repurchases and, to a lesser extent, to finance internal growth and for other corporate purposes. The Fund would invest primarily in Senior Loans that are below investment grade quality and are speculative investments that are subject to credit risk. The Fund will attempt to manage these risks through ongoing analysis and monitoring of Borrowers.

          The Fund may invest up to 30% of its total assets in securities that are not readily marketable. However, a security that may be restricted as to resale under federal securities laws or otherwise, will not be subject to such percentage limitation if the Adviser determines that the security is, at the time of acquisition, readily marketable. Securities that are not readily marketable may offer higher yields than comparable publicly traded securities. However, the Fund may not be able to sell these securities when the Adviser considers it desirable to do so or, to the extent they are sold privately, may have to sell them at less than the price of otherwise comparable securities. Such securities may include, for example, those eligible for resale under Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"). The Fund currently does not own any securities that are not currently registered under the Securities Act or eligible for resale under Rule 144A under the Securities Act.

          The Fund also may invest up to 20% of its total assets in zero coupon securities, including step-up bonds. Zero coupon securities pay no cash income but are purchased at a deep discount from their value at maturity. When held to maturity, their entire return, which consists of the amortization of discount, comes from the difference between their purchase price and their maturity value. Step-up bonds are debt securities which typically do not pay interest for a specified period of time and then pay interest at a series of different rates. In addition to the risks associated with the credit rating of the issuers, these securities are subject to the volatility risk of zero coupon bonds for the period when no interest is paid. For a discussion of certain tax consequences resulting from the inclusion of these securities in the Fund's portfolio, see "Federal Taxation—Qualification as a Regulated Investment Company" in the SAI.

          The Fund may invest up to 10% of its total assets in securities other than fixed-income securities, such as equity securities, including those in the form of depositary receipts, as well as warrants to purchase equity or other securities. The Fund also may acquire common stock or warrants to purchase common stock or other equity securities as part of a unit in connection with the purchase of debt securities consistent with the Fund's investment policies.

          If market conditions threaten to erode the value of the Fund's assets, the Fund may adopt a temporary defensive investment strategy and invest without limitation in high-grade money market instruments, including commercial paper of domestic and foreign corporations, certificates of deposit, bankers' acceptances and other obligations of banks, repurchase agreements and short-term obligations issued or guaranteed by the U.S. government or its instrumentalities or agencies, and in fixed-income securities rated higher than "Ba"/"BB" by the rating agencies. The yield on these securities will tend to be lower than the yield on other securities purchased by the Fund.

          The Fund also may invest in fixed-income securities rated higher than "Ba"/"BB" by the rating agencies or nonrated fixed-income securities deemed by the Adviser to be of comparable quality when the difference in yields between quality classifications is relatively narrow. Investments in higher rated issues may serve to lessen a decline in net asset value but may also affect the amount of current income produced by the Fund, since the yields from such issues are usually lower than those from lower-rated issues. Accordingly, the inclusion of such instruments in the Fund's portfolio may have the effect of reducing the yield on the Common Stock.

          The achievement of the Fund's objective depends upon the Adviser's analytical and portfolio management skills. There is no assurance that the Fund's objective will be attained in the future.

          The Fund's investments are subject to asset coverage, diversification and related guidelines established in connection with the Fund's receipt from Moody's and S&P of ratings of "aaa" and "AAA," respectively, for its Preferred Shares.

Portfolio Maturity and Turnover

          The Fund's holdings may include issues of various maturities. Ordinarily, the Fund will emphasize investments in medium and longer term instruments (i.e., those with maturities in excess of three years), but the weighted average maturity of portfolio holdings may be shortened or lengthened depending primarily on the Adviser's outlook for interest rates. To the extent the weighted average maturity of the Fund's portfolio securities is lengthened, the value of such holdings will be more susceptible to fluctuation in response to changes in interest rates, creditworthiness and general economic conditions. The weighted average of the Fund's portfolio will fluctuate depending on market conditions and investment opportunities. The Fund, however, does not expect that the weighted average maturity of the Fund's portfolio will, under normal conditions, exceed ten years. See "Portfolio Composition."

          The Adviser actively makes portfolio adjustments that reflect the Fund's investment strategy, but does not trade securities for the Fund for the purpose of seeking short-term profits. It will, however, change the Fund's securities, regardless of how long they have been held, when it believes doing so will further the Fund's investment objective.

          The Fund's portfolio turnover rate may exceed 100% per year. A 100% annual turnover rate would occur, for example, if all the securities in the Fund's portfolio were replaced once within a period of one year. The Fund reserves full freedom with respect to portfolio turnover. In periods when there are rapid changes in economic conditions or security price levels or when investment strategy is changed significantly, portfolio turnover may be significantly higher than during times of economic and market price stability, when investment strategy remains relatively constant. A high rate of portfolio turnover (i.e., 100% or more) will result in increased transaction costs for the Fund in the form of increased dealer spreads and brokerage commissions. High portfolio turnover also could produce higher taxable distributions and lower the Fund's after-tax performance.

Diversification

          The Fund maintains a diversified investment portfolio, a strategy which seeks to limit exposure to any one issuer or industry.

          As a diversified investment company, the Fund may not make investments in any one issuer (other than the U.S. government) if, immediately after such purchase or acquisition, more than 5% of the value of the Fund's total assets would be invested in such issuer, or the Fund would own more than 10% of the outstanding voting securities of such issuer. This strategy is a fundamental policy that cannot be changed without stockholder approval. With respect to no more than 25% of its total assets, the Fund may make investments that are not subject to the foregoing restrictions.

Certain Investment Strategies

          The Adviser may use the strategies described below, among others, to help the Fund achieve its investment objective. Such strategies include the lending of portfolio securities and the use of options, futures contracts and options thereon, reverse repurchase agreements and repurchase agreements (other than certain repurchase agreements with qualified depository institutions having maturities not longer than one day). The Fund is under no obligation to use any of these strategies at any given time or under any particular economic condition and no assurance can be given that the use of any strategy will have its intended result or that the use of any practice is, or will be, available to the Fund. These instruments and certain related risks are described more specifically under "Additional Information About Investments and Investment Techniques" in the SAI. The Fund's ability to use some of these strategies may be limited as a condition to Moody's and/or S&P's rating the Fund's Preferred Shares.

          Leverage and Borrowing. The Fund may issue preferred stock in an amount up to 50% of the Fund's total assets (including the proceeds of preferred shares and any borrowings). In March 2001, the Fund issued 3,000 Preferred Shares for a total of $75 million. As of December 31, 2004, the Fund had redeemed 1,400 Preferred Shares and had $40 million of Preferred Shares outstanding.

          The Fund also may borrow an amount up to 33 1/3% (or such other percentage permitted by law) of its total assets (including the amount borrowed) less all liabilities other than borrowings.

          Securities Loans. The Fund may seek additional income by making secured loans of its portfolio securities amounting to not more than one-third of the value of its total assets. The Fund will receive collateral consisting of cash, U.S. government securities or irrevocable letters of credit which will be maintained at all times in an amount equal to at least 100% of the current market value of the loaned securities. If the collateral consists of a letter of credit or securities, the borrower will pay the Fund a loan premium fee. If the collateral consists of cash, the Fund will reinvest the cash and pay the borrower a pre-negotiated fee or "rebate" from any return earned on the investment. The risks in lending portfolio securities, as with other extensions of credit, consist of possible delays in recovery of the securities or possible loss of rights in the collateral should the borrower fail financially. Although voting rights, or rights to consent, with respect to the loaned securities pass to the borrower, the Fund retains the right to call the loans at any time on reasonable notice, and it will do so in order that the securities may be voted by the Fund if the holders of such securities are asked to vote upon or consent to matters materially affecting the investment. The Fund also may call such loans in order to sell the securities involved.

          When-Issued and Delayed-Delivery Securities. The Fund may purchase securities on a when-issued or delayed-delivery basis (i.e., delivery and payment can take place a month or more after the date of the transaction). The Fund will invest in when-issued and delayed-delivery securities in order to lock in a favorable rate of return. The purchase price and the interest rate payable on the securities are fixed on the transaction date. The securities so purchased are subject to market fluctuation, and no interest accrues to the Fund until delivery and payment take place. The Fund will make commitments for such when-issued transactions only with the intention of actually acquiring the securities. The Fund will segregate permissible liquid assets having a value at least equal at all times to the Fund's purchase commitments. The Fund is dependent on the other party to successfully complete when-issued and delayed-delivery transactions. If such other party fails to complete its portion of the transaction, the Fund will have lost the opportunity to invest the amount segregated in connection with for such transaction.

          Repurchase Agreements. The Fund may enter into repurchase agreements with respect to up to 25% of the value of its total assets. A repurchase agreement is a contract under which the Fund acquires a security for a relatively short period (usually not more than one week) subject to the obligation of the seller to repurchase and the Fund to resell such security at a fixed time and price (representing the Fund's cost plus interest). Repurchase agreements may be viewed as loans made by the Fund which are collateralized by the securities subject to repurchase. The Adviser will evaluate the creditworthiness of the repurchase agreement counterparties with whom the Fund does business and will monitor their creditworthiness during the period of any repurchase agreement. If the counterparty defaults, the Fund could realize a loss on the sale of the underlying security to the extent that the proceeds of the sale, including accrued interest, are less than the resale price provided in the agreement, including interest. In addition, if the counterparty should be involved in bankruptcy or insolvency proceedings, the Fund may incur delay and costs in selling the underlying collateral or may suffer a loss of principal and interest if the Fund is treated as an unsecured creditor and required to return the underlying collateral to the counterparty's estate.

          Reverse Repurchase Agreements. The Fund may enter into reverse repurchase agreements with respect to debt obligations which could otherwise be sold by the Fund. A reverse repurchase agreement is an instrument under which the Fund sells an underlying debt security and simultaneously obtains the commitment of the purchaser (generally, a commercial bank or a broker or dealer) to sell the security back to the Fund at an agreed upon price on an agreed upon date. Reverse repurchase agreements could involve certain risks in the event of default or insolvency of the other party, including possible delays or restrictions upon the Fund's ability to dispose of the underlying securities. An additional risk is that the market value of securities sold by the Fund under a reverse repurchase agreement could decline below the price at which the Fund is obligated to repurchase them. Reverse repurchase agreements will be considered borrowings by the Fund and as such would be subject to the restrictions on borrowing described under "Investment Restrictions" in the SAI. The Fund will not enter into a reverse repurchase agreement if, at the time, its obligations with respect to reverse repurchase agreements exceed 5% of the value of its total assets.

          Foreign Investments. The Fund may invest up to 10% of the value of its total assets in securities principally traded in foreign markets and Eurodollar certificates of deposit issued by branches of U.S. and foreign banks. The Fund will use currency transactions only for hedging and not speculation.

           Options. The Fund may write (sell) call options which are traded on national securities exchanges with respect to securities in its portfolio. The Fund may only write "covered" call options, that is, options on securities it holds in its portfolio or has an immediate right to acquire through conversion or exchange of securities held in its portfolio. The Fund may write call options on its portfolio securities in an attempt to realize a greater current return than would be realized on the securities alone. The Fund also may write call options as a partial hedge against a possible market decline. In view of its investment objective, the Fund generally would write call options only in circumstances in which the Adviser does not anticipate significant appreciation of the underlying security in the near future or has otherwise determined to dispose of the security. As the writer of a call option, the Fund receives a premium for undertaking the obligation to sell the underlying security at a fixed price during the option period if the option is exercised. The Fund may also enter into "closing purchase transactions" in order to terminate its obligation as a writer of a call option prior to the expiration of the option. Although the writing of call options only on national securities exchanges increases the likelihood that the Fund will be able to make closing purchase transactions, there is no assurance that the Fund will be able to effect such transactions at any particular time or at any acceptable price. The writing of call options could result in increases in the Fund's portfolio turnover rate, especially during periods when market prices of the underlying securities appreciate.

          Futures Contracts and Related Options. The Fund currently does not intend to trade in futures contracts or related options on futures contracts. However, the Fund has reserved the right, subject to the approval of the Board of Directors, to purchase and sell financial futures contracts and options on such futures contracts for the purpose of hedging its portfolio securities (or portfolio securities which it expects to acquire) against anticipated changes in prevailing interest rates. This technique could be employed if the Adviser anticipates that interest rates may rise, in which event the Fund could sell a futures contract to protect against the potential decline in the value of its portfolio securities. Conversely, if declining interest rates were anticipated, the Fund could purchase a futures contract to protect against a potential increase in the price of securities the Fund intends to purchase.

RISK FACTORS AND SPECIAL CONSIDERATIONS

          Risk is inherent in all investing. The Fund is designed for long-term investors who can accept the risks entailed in seeking a high level of current income by investing in high yielding, lower quality, fixed income securities. The following discussion summarizes the principal risks of an investment in the Fund, which should be carefully considered before deciding whether to invest in the Fund.

          High–Yield Investments. The principal value of the lower quality securities in which the Fund invests will be affected by interest rate levels, general economic conditions, specific industry conditions and the creditworthiness of the individual issuer. Although the Fund seeks to reduce risk by portfolio diversification, extensive credit analysis, and attention to trends in the economy, industries and financial markets, such efforts will not eliminate risk.

          Credit Risk. The Fund invests in lower-rated securities (also referred to as "junk" bonds or securities) and unrated securities of comparable quality, which involve greater risk than higher rated securities. As of the date of this Prospectus, virtually all of the Fund's assets are invested in lower-rated securities. These securities generally offer a higher return potential than higher rated securities, but also involve greater volatility of price and risk of loss of income and principal, including the possibility of default or bankruptcy of the issuers of the securities. As a result, investment in the Fund involves the risk that if an issuer of a lower-rated or unrated security in which the Fund invests defaults, there may be a negative impact on the Fund's income and asset coverage, and the Fund's investment objective may not be realized.

          The values of lower-rated securities tend to reflect individual corporate developments or adverse economic changes to a greater extent than higher rated securities, which react primarily to fluctuations in the general level of interest rates. Periods of economic uncertainty and changes generally result in increased volatility in the market prices and yields of high-yield, high risk securities and thus in the Fund's NAV. The rating agencies generally regard these securities as predominantly speculative with respect to capacity to pay interest and repay principal and riskier than securities in the higher rating categories. Changes by recognized rating agencies in their ratings of any fixed-income security and in the ability of an issuer to make payments of interest and principal may also affect the value of the Fund's investments. Changes in the value of portfolio securities will not necessarily affect cash income derived from such securities, but will affect the Fund's NAV.

          The Fund will rely on the Adviser's judgment, analysis and experience in evaluating the creditworthiness of an issuer. In this evaluation, the Adviser will take into consideration, among other things, the issuer's financial resources, its sensitivity to economic conditions and trends, its operating history, the quality of the issuer's management and regulatory matters.

          The credit ratings issued by rating agencies may not fully reflect the true risks of an investment. For example, credit ratings typically evaluate the safety of principal and interest payments, not market value risk, of high-yield, high risk securities. Also, credit rating agencies may fail to change on a timely basis a credit rating to reflect changes in economic or company conditions that affect a security's market value. Although the Adviser considers ratings of recognized rating agencies such as Moody's and S&P, the Adviser primarily relies on its own credit analysis, which includes a study of existing debt, capital structure, ability to service debt and to pay dividends, the issuer's sensitivity to economic conditions, its operating history and the current trend of earnings.

          Interest Rate Risk. Generally, when interest rates rise, the value of fixed rate debt obligations, including high-yield, high risk securities, tends to decrease; when interest rates fall, the value of fixed rate debt obligations tends to increase. In addition, in a period of rising interest rates the higher cost of the Fund's leverage and/or increasing defaults by issuers of high-yield debt obligations would likely exacerbate any decline in the Fund's NAV. If an issuer of a security containing a redemption or call provision exercises either provision in a declining interest rate market, the Fund would likely replace the security with a security having a lower interest rate, which could result in a decreased return for stockholders.

          Liquidity Risk. At times a major portion of an issue of lower-rated securities may be held by relatively few institutional purchasers. Although the Fund generally considers such securities to be liquid because of the availability of an institutional market for such securities, under adverse market or economic conditions or in the event of adverse changes in the financial condition of the issuer, the Fund may find it more difficult to sell such securities when the Adviser believes it advisable to do so or may be able to sell such securities only at prices lower than if the securities were more widely held. In such circumstances, the Fund also may find it more difficult to determine the fair value of such securities for purposes of computing the Fund's NAV. The Fund, in most instances, utilizes an independent pricing service to determine the value of its securities. However, quotations from a pricing service (or other quotations) may not be a reliable indicator of the price the Fund could realize upon sale due to many factors, including, but not limited to, the number of active purchasers and sellers, variable economic and market conditions and changes in the financial condition (or perceived financial condition) of the issuer at the time of sale. As a result, pricing of Fund securities does not rely solely on a price determined by an independent pricing service; other relevant information is also monitored and other valuation methodologies may be used as appropriate.

          Distressed and Defaulted Securities. Investments in the securities of financially distressed companies involve substantial risks. These securities may involve a substantial risk of default or may be in default. The Fund may incur additional expenses to the extent it is required to seek recovery upon a default in the payment of principal of or interest on its portfolio holdings. The high-yield, high risk securities held by the Fund frequently are subordinated to the prior payment of senior indebtedness and are traded in markets that may be relatively less liquid than the market for higher rated securities. In any reorganization or liquidation proceeding relating to a portfolio company, the Fund may lose its entire investment or may be required to accept cash or securities with a value less than the original investment. In addition, a liquidation or bankruptcy proceeding either may be unsuccessful (for example, because of the failure to obtain requisite approvals), may be delayed (for example, until various liabilities, actual or contingent, have been satisfied) or may result in a distribution of cash or a new security the value of which will be less than the Fund's purchase price of the security in respect of which such distribution was made.

          Among the risks inherent in investments in troubled entities is that it frequently may be difficult to obtain information as to the true condition of such issuer. Judgments about the credit quality of the issuer and the relative value of its securities may prove to be wrong. Such investments also may be adversely affected by laws relating to, among other things, fraudulent transfers and other voidable transfers or payments, lender liability and the bankruptcy courts' power to disallow, reduce, subordinate or disenfranchise particular claims. The market prices of such securities also are subject to abrupt and erratic market movements and above-average price volatility, and the spread between the bid and asked prices of such securities may be greater than those prevailing in other securities markets. It may take a number of years for the market price of such securities to reflect their intrinsic value, and the Adviser's estimates of intrinsic value may be based on its views of market conditions, including interest rates, that may prove to be incorrect.

          Senior Loans. Senior Loans in which the Fund would invest may not be rated by a rating agency, will not be registered with the SEC or any state securities commission and generally will not be listed on any national securities exchange. Therefore, the amount of public information available about Senior Loans will be limited, and the performance of the Fund's investments in Senior Loans will be more dependent on the analytical abilities of the Adviser than would be the case for investments in more widely rated, registered or exchange-listed securities. In evaluating the creditworthiness of Borrowers, the Adviser will consider, and may rely in part, on analyses performed by others. Moreover, certain Senior Loans will be subject to contractual restrictions on resale and, therefore, will be illiquid.

          Investment and Market Risk. An investment in the Fund's Common Stock is subject to investment risk, including the possible loss of the entire principal amount invested. An investment in Common Stock represents an indirect investment in the portfolio securities owned by the Fund, and the value of these securities will move up or down, sometimes rapidly and unpredictably. At any point in time an investment in the Common Stock may be worth less than the original investment, even after taking into account the reinvestment of Fund dividends and distributions. The Fund uses leverage, which magnifies the Fund's investment market and other risks. See "Leverage Risk" below. The Fund's overall risk level will depend on the market sectors in which the Fund is invested and the current interest rate, credit quality and liquidity of securities of issuers in such sectors.

          Certain events have a disruptive effect on the securities markets, such as terrorist attacks (including the terrorist attacks in the U.S. on September 11, 2001), war and other geopolitical events. The Fund cannot predict the effects of similar events in the future on the U.S. economy. High-yield securities tend to be more volatile than higher rated securities so that these events and any actions resulting from them may have a greater impact on the prices and volatility of high-yield securities than on higher-rated securities.

          Risk of Investment in Securities Not Readily Marketable. Securities that are not readily marketable may offer higher yields than comparable publicly traded securities. However, the Fund may not be able to sell these securities when the Adviser considers it desirable to do so or, to the extent they are sold privately, may have to sell them at less than the price of otherwise comparable securities.

          Risk of Investment in Zero Coupon Securities and Step-Up Bonds. In addition to the risks associated with the credit rating of the issuers, these securities are subject to volatility risk for the period when no interest is paid. For a discussion of certain tax consequences resulting from the inclusion of these securities in the Fund's portfolio, see "Federal Taxation—Qualification as a Regulated Investment Company" in the SAI.

          Changes to NAV. The Fund's NAV is expected to change in response to a variety of factors, primarily in response to changes in the value of the securities in which the Fund invests. See "High Yield Investments" above. Changes in market interest rates also may have an impact on the Fund's NAV. Another factor which can affect the Fund's NAV is changes in the pricing obtained for the Fund's assets.

          Discount From or Premium to NAV. Shares of closed-end investment companies frequently trade at a discount from NAV, but in some cases trade at a premium. Shares of the Fund's Common Stock have traded in the market above, at and below NAV. The reasons for the Fund's Common Stock trading at a premium to or discount from NAV are not known, and the Fund cannot predict whether its Common Stock will trade in the future at a premium to or discount from NAV and, if so, the level of such premium or discount. The possibility that Common Stock of the Fund will trade at a discount from NAV is a risk separate and distinct from the risk that the Fund's NAV may decrease.

          Leverage Risk. The Fund's leveraged capital structure creates special risks not associated with unleveraged funds having similar investment objectives and policies. The Fund's use of leverage through the issuance of preferred stock, including the Preferred Shares (or borrowings, if used), can adversely affect the yield on the Fund's Common Stock. Borrowings and the issuance of preferred stock are referred to in this Prospectus collectively as "leverage."

          The Fund may borrow an amount up to 33 1/3% (or such other percentage permitted by law) of its total assets (including the amount borrowed) less all liabilities other than borrowings. The Fund also may issue preferred stock in an amount up to 50% of the Fund's total assets (including the proceeds of preferred shares and any borrowings). Although the Fund has no present intention to issue additional shares of preferred stock in the foreseeable future, holders of Common Stock will bear the issuance and dividend costs of any preferred stock that the Fund issues in the future. In March 2001, the Fund issued 3,000 Preferred Shares for a total of $75 million. As of December 31, 2004, the Fund had redeemed 1,400 Preferred Shares and had $40 million of Preferred Shares outstanding. The Fund currently has no outstanding borrowings. The Fund may use leverage for investment purposes, to finance the repurchase of shares of its Common Stock, and to meet cash requirements. The use of leverage for investment purposes increases both investment opportunity and investment risk.

          Capital raised through leverage will be subject to interest and other costs, and to the extent the Fund is unable to invest the proceeds from the use of leverage in assets which pay interest at a rate which exceeds the rate paid in connection with the leverage, the yield on the Fund's Common Stock will decrease because the net investment income available for distribution to holders of the Fund's Common Stock will be reduced. There can be no assurance that the Fund's income from the proceeds of leverage will exceed these costs. The effect of a general market decline in the value of assets such as those in which the Fund invests or of a default on one or more loans or other interest-bearing instruments held by the Fund would be magnified in the Fund because of the leverage and may exaggerate the effect on the Fund's NAV. However, the Adviser seeks to use leverage for the purposes of making additional investments only if it believes, at the time of using leverage, that the total return on the assets purchased with such funds will exceed interest payments and other costs on the leverage. In addition, the Adviser intends to reduce the risk that the costs of the use of leverage will exceed the total return on investments purchased with the proceeds of leveraging by utilizing leverage mechanisms whose interest rates float (or reset frequently).

          In addition, if the Fund increases its leverage by issuing debt securities, such borrowings could constitute a substantial lien and burden on the Fund's capital stock if such debt has a prior claim against income of the Fund and against the net assets of the Fund in liquidation. The holders of the Fund's Preferred Shares and any lenders have priority to the Fund's assets over the holders of the Fund's Common Stock.

          The dividend paid on the Preferred Shares is reset by an auction process on a weekly basis. The current dividend rate, which was set at the last auction held on February 2, 2005, is 2.56%. Assuming the Fund does not redeem any additional Preferred Shares and the dividend rate were constant at 2.56%, the Fund must earn an annual return of 0.77% on its investment portfolio in order to cover the annual dividend payments on the Preferred Shares.

          Effect of Leverage. The following table is designed to illustrate the effect on return to a holder of the Fund's Common Stock of the leverage created by the Fund's use of borrowing, using an assumed initial interest rate of 2.56%, assuming the Fund has used leverage by borrowing an amount equal to 33 1/3% of the Fund's managed assets and assuming hypothetical annual returns on the Fund's portfolio of negative 10% to positive 10%. As can be seen, leverage generally increases the return to stockholders when portfolio return is positive and decreases return when the portfolio return is negative. Actual returns may be greater or less than those appearing in the table. See "Financial Highlights—Information Regarding Senior Securities" for information on the Fund's outstanding senior securities in the Fund's last 10 fiscal years.

Assumed Portfolio Return, net of expenses*                    (10)%         (5)%         0%         5%         10%

Corresponding Return to Holders of Common Stock**
                                                             (16.28)%      (8.78)%     (1.28)%     6.22%     13.72%
------------------------------------------------------------------------------------------------

* The inclusion of Assumed Portfolio Return is required by the SEC and is not a prediction of, and does not represent, the projected or actual performance of the Fund.

** In order to compute the "Corresponding Return to Holders of Common Stock," the "Assumed Portfolio Return" is multiplied by the total value of the Fund's assets at the beginning of the Fund's fiscal year to obtain an assumed return to the Fund. From this amount, all interest accrued or dividends declared on senior securities that would be made during the year following the Offering are subtracted from the "Corresponding Return to Holders of Common Stock" to determine the return available to stockholders. The return available to stockholders is then divided by the value of the Fund's net assets as of the beginning of the fiscal year to determine the "Corresponding Return to Holders of Common Stock."

          In connection with its leveraged capital structure, the Fund is required to maintain as of the last business day of each calendar month: (i) asset coverage of at least 200% with respect to senior securities that are stock, including the Preferred Shares, and (ii) asset coverage of at least 300% with respect to any senior securities representing indebtedness. Based on the composition of the Fund's portfolio and market conditions as of January 31, 2005, the asset coverage of the Fund's Preferred Shares is approximately 377%. The Fund is not permitted to declare dividends or other distributions, including dividends and distributions with respect to shares of its Common Stock or Preferred Shares, or any other shares of preferred stock, or purchase shares of Common Stock, Preferred Shares or any other shares of preferred stock, unless the Fund meets such asset coverage requirements.

          In addition, the Fund is not permitted to pay dividends on its Common Stock unless all accrued dividends on the Preferred Shares or any other shares of preferred stock have been paid or set aside for payment.

          Additionally, the management fee paid to the Adviser will be higher when certain forms of leverage are utilized, giving the Adviser an incentive to use leverage.

          Risk of Secondary Market for Shares of the Fund's Common Stock. The issuance of shares of the Fund's Common Stock through the Offering may have an adverse effect on the secondary market for the Fund's Common Stock. The increase in the number of shares of the Fund's outstanding Common Stock resulting from the Offering may put downward pressure on the market price for shares of the Fund's Common Stock. Shares of Common Stock will not be issued pursuant to the Offering at any time when shares of Common Stock are trading at a price lower than the Fund's NAV per share of Common Stock.

          The Fund also issues shares of the Fund's Common Stock to specific investors pursuant to privately negotiated transactions. Shares of Common Stock may be issued pursuant to privately negotiated transactions at a discount to the market price for such shares of Common Stock, which may put downward pressure on the market price for shares of the Fund's Common Stock.

          Restrictions on Dividends and other Distributions. Restrictions imposed on the declaration and payment of dividends or other distributions to the holders of the Fund's Common Stock and Preferred Shares, both by the 1940 Act and by requirements imposed by rating agencies, might impair the Fund's ability to maintain its qualification as a regulated investment company for federal income tax purposes. While the Fund intends to redeem Preferred Shares if necessary to enable the Fund to distribute its income as required to maintain its qualification as a regulated investment company under the Internal Revenue Code of 1986, as amended (the "Code"), there can be no assurance that such actions can be effected in time to meet such requirements.

          Preferred Stock Risk. The Fund has issued Preferred Shares and is authorized to issue additional classes of preferred stock, although the Fund has no current intention to do so. The Fund's obligations to holders of the Preferred Shares and holders of any other shares of preferred stock are senior to its ability to pay dividends on, or repurchase, the Common Stock, or to pay holders of shares of Common Stock in the event of liquidation. Additionally, the 1940 Act requires that the holders of Preferred Shares, and the holders of any other series of preferred stock of the Fund, voting as a separate class, have the right to elect at least two directors at all times and a majority of the Board of Directors if the dividends on the Preferred Shares, and any other shares of preferred stock issued by the Fund, remain unpaid for specified period of time. See "Leverage Risk" and "Restrictions on Dividends and other Distributions" above and "Description of Capital Structure—Common Stock."

          Holders of Preferred Shares, and the holders of any other series of preferred stock, also will vote as a separate class on certain matters under the Fund's Charter and the 1940 Act so that Preferred Shares, or other preferred stock, constituting a small percentage of total shares outstanding may block passage of matters supported by Common Stockholders. Such matters include the following:

•	to voluntarily liquidate, dissolve, wind up, merge or consolidate or sell all or substantially all of the Fund's assets;
•	to adopt any plan of reorganization adversely affecting the Preferred Shares;
•	to file a voluntary application for relief under federal bankruptcy law or any similar application under state law for so long as the Fund is solvent and does not foresee becoming insolvent;
•	to approve any action requiring a vote of security holders under Section 13(a) of the 1940 Act including, among other things, changes in the Fund's investment objective, changes in certain investment restrictions described under "Investment Restrictions" in the SAI and changes in the Fund's subclassification as a closed-end investment company; and
•	to amend, alter or repeal any of the authorized preferences, rights or powers of the holders of Preferred Shares.

          The affirmative vote of holders of Preferred Shares and other classes of preferred stock, if any, is required to effect any of the foregoing matters, regardless of whether the holders of the Common Stock have approved such matters. See "Description of Capital Structure—Voting Rights."

          Foreign Investment Risk. The Fund may invest up to 10% of its total assets in securities principally traded in foreign markets and Eurodollar certificates of deposit issued by branches of U.S. and foreign banks. Foreign investments may involve risks not present to the same degree in domestic investments, such as future political and economic developments, the imposition of withholding taxes on interest income, seizure or nationalization of foreign deposits, the establishment of exchange controls or the adoption of other foreign governmental restrictions which might adversely affect the payment of principal and interest on such obligations. Foreign securities may be less liquid and more volatile than U.S. securities, and foreign accounting and disclosure standards may differ from U.S. standards. In addition, settlement of transactions in foreign securities may be subject to delays, which could result in adverse consequences to the Fund including restrictions on the subsequent resale of such securities. The value of foreign investments may rise or fall because of changes in currency exchange rates. In addition, the costs of exchanging foreign currencies for payments in U.S. dollars and nonnegotiated brokerage commissions in foreign countries may reduce the yield on foreign securities. In the event of a default in payment on foreign securities, the Fund may incur increased costs to obtain a judgment against the foreign issuer in the United States or abroad.

          Economies and social and political climates in individual countries may differ unfavorably from the United States and may affect the values of the Fund's investments and the availability to the Fund of additional investments in such countries. Non-U.S. economies may have less favorable rates of growth of gross domestic product, rates of inflation, currency valuation, capital reinvestment, resource self-sufficiency and balance of payments positions. Many countries have experienced substantial, and in some cases extremely high, rates of inflation for many years.

          The Fund may buy or sell foreign currencies or deal in forward foreign currency contracts to hedge against possible fluctuations in exchange rates that may affect the yield of the Fund when the foreign currencies are converted in payment in U.S. dollars. The Fund may engage in currency exchange transactions to protect against uncertainty in the level of future exchange rates.

          Hedging Risk. The Fund's use of derivatives and other transactions, such as options, financial futures and options on financial futures, may involve risks not associated with other types of investments which the Fund intends to purchase and it is possible that a portfolio that utilizes hedging strategies may not perform as well as a portfolio that does not make use of such strategies. The Fund's use of derivatives or other transactions to reduce risk involves costs and will be subject to an Adviser's ability to predict correctly changes in the relationships of such hedge instruments to the Fund's portfolio holdings or other factors. No assurance can be given that such Adviser's judgment in this respect will be correct. In addition, no assurance can be given that the Fund will enter into hedging or other transactions (including hedging exposure to foreign currency exchange rate risk) at times or under circumstances in which it may be advisable to do so.

          The Fund's positions in options and financial futures may be entered into and closed out only on a federally licensed exchange which provides a market therefor, and there can be no assurance that a liquid market will exist for any particular option or futures contract. Because financial futures and related options markets generally impose limits on daily price movement, it is possible that the Adviser would not be able to close out hedge positions promptly. The inability to close out options and futures positions could have an adverse impact on the Fund's ability to hedge its securities effectively and might, in some cases, require the Fund to deposit substantial amounts of additional cash to meet applicable margin requirements. The Fund's ability to hedge effectively through transactions in financial futures or options depends on the degree to which price movements, which include, in part, changes in interest rates, in the Fund's holdings correlate with price movements of the hedging instruments. Inasmuch as the Fund's options and futures will not duplicate such underlying securities, the correlation will probably not be perfect. Consequently, the prices, which include, in part, changes in interest rates, of the securities being hedged may not move in the same amount as the hedging instrument. It is possible that there may be a negative correlation between the hedging instrument and the hedged securities, which would prevent the Fund from achieving the anticipated benefits of hedging transactions or may cause the Fund to realize losses and thus be in a worse position than if such strategies had not been used. Pursuant to regulations and/or published positions of the SEC, the Fund may be required to segregate permissible liquid assets to cover its obligations relating to its transactions in futures and options. To maintain this required cover, the Fund may have to sell portfolio securities at disadvantageous prices or times since it may not be possible to liquidate a position at a reasonable price. In addition, the segregation of such assets will have the effect of limiting the Fund's ability to otherwise invest those assets.

          Dividend Risk. The Fund's current dividend policy is to pay dividends on the Common Stock monthly out of income, and dividend rates may vary from month to month. The Fund does not intend to distribute returns of capital, although a return of capital has occurred in the past and may occur in the future if on an annualized basis distributions to holders of Common Stock exceed net investment income allocated to holders of Common Stock for income tax purposes. See "Federal Taxation."

          Risks of Anti-Takeover Provisions. The Charter includes "supermajority" voting and certain other provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or effect certain fundamental changes to the Fund's operations. See "Description of Capital Structure—Voting Rights—Supermajority and Other Voting Provisions." These provisions could discourage a third party from seeking to obtain control of the Fund, and holders of Common Stock may not have an opportunity to sell their shares at NAV when such shares are trading at a discount to NAV. Additionally, the Fund's Board of Directors is divided into three classes, with the term of office of one class expiring each year. This provision could delay for up to two years the replacement of a majority of the Board members.

MANAGEMENT OF THE FUND

Board of Directors

          The direction of the management of the business and affairs of the Fund, including general supervision of the duties performed by the Adviser under the Fund's investment advisory agreement, is the responsibility of the Fund's Board of Directors under the laws of the state of Maryland.

Investment Adviser

          Highland Capital Management, L.P., 13455 Noel Road, Suite 1300, Dallas, Texas 75240, serves as the investment adviser to the Fund and has overall responsibility for the management of the Fund. The Fund and the Adviser have entered into an Advisory Agreement that requires the Adviser to provide all investment advisory and portfolio management services for the Fund. It also requires the Adviser to assist in managing and supervising all aspects of the general day-to-day business activities and operations of the Fund, including custodial, transfer agency, dividend disbursing, accounting, auditing, compliance and related services. The Adviser provides the Fund with the personnel necessary to administer the Fund. The agreement with the Adviser can be terminated at any time, without payment of any penalty, by vote of the Directors or by vote of a majority of the outstanding voting securities (as defined in the 1940 Act) of the Fund or by the Adviser, in each case on not more than 60 days' nor less than 30 days' prior written notice. The Adviser's predecessor firm was organized in March 1993. The Adviser is registered as an investment adviser under the Investment Advisers Act of 1940, as amended. The Adviser assumed responsibility for managing the Fund on January 21, 2000. The Adviser has advised the Fund that, as of December 31, 2004, it managed approximately $10.8 billion on behalf of institutional investors and retail clients around the world. These assets consist primarily of senior secured bank loans and subordinated debt securities of "high-yield" issuers (principally in structured finance vehicles, such as "Collateralized Loan Obligations" (CLOs)). The Adviser also is the investment adviser to another closed-end, management investment company with a leveraged capital structure – Prospect Street® Income Shares Inc. ("CNN") – with net assets of approximately $66.3 million as of December 31, 2004. The Adviser is controlled by James Dondero and Mark Okada, by virtue of their respective share ownership, and its general partner, Strand Advisors, Inc., of which Mr. Dondero is the sole stockholder. Mark Okada and R. Joseph Dougherty are the Adviser's principal portfolio managers.

          The Adviser bears its expenses of providing the services described above. The Adviser currently receives from the Fund a management fee calculated at 0.65% (on an annual basis) of the Fund's average weekly net asset value defined as total assets of the Fund less accrued liabilities (excluding the principal amount of any bank loan, notes and the liquidation preference of preferred stock and including accrued and unpaid dividends on any shares of preferred stock), up to and including $175 million of net assets, 0.55% on the next $50 million of net assets and 0.50% of the excess of net assets over $225 million. The definition of net assets includes the assets acquired through the Fund's use of leverage.

          The Fund pays all operating and other expenses of the Fund not borne by the Adviser including, but not limited to, audit and legal fees, transfer agent, registrar and custodian fees, expenses in preparing tender offers, stockholder reports and proxy solicitation materials and other miscellaneous business expenses. The Fund also pays all taxes imposed on it and all brokerage commissions and loan-related fees. The Fund is responsible for paying all of the expenses of the Offering.

Portfolio Management

          The Fund's portfolio is managed by a portfolio management team. The members of the team who have been primarily responsible for the day-to-day management of the Fund's portfolio since January 2000 are Messrs. Okada and Dougherty.

           Mr. Okada has been Executive Vice President of the Adviser since March 1993. Since July 2001, he has been Executive Vice President of the Fund and CNN. From July 1990 to March 1993, Mr. Okada was Manager-Fixed Income for PAMC, where his responsibilities included management and administration of approximately $1.3 billion in bank loan purchases, credit evaluation of fixed-income assets and quantitative analysis for special projects. Prior to July 1990, Mr. Okada was employed by Hibernia National Bank, where he most recently served as Vice President and Section Head of the Capital Markets Group and was responsible for a portfolio of $1 billion in highly leveraged transactions. Prior thereto, he was a management trainee for Mitsui Manufacturers Bank. Mr. Okada graduated with honors from UCLA with a B.S. in Economics and a B.S. in Psychology in 1984. Mr. Okada is a Chartered Financial Analyst, and is a member of the Dallas Society of Security Analysts.

           Mr. Dougherty is a Senior Portfolio Manager at the Adviser and heads the Adviser's retail funds business unit. He serves as a Director, Chairman and Senior Vice President of the Fund and CNN. Mr. Dougherty also serves as Senior Vice President and Director of the Highland Funds, the Adviser's three registered floating rate funds, which primarily invest in senior secured floating rate loans. Mr. Dougherty oversees investment decisions for the retail funds, alongside several other Portfolio Managers, and manages the team dedicated to their day-to-day administration. Prior to his current duties, Mr. Dougherty served as Portfolio Analyst for the Adviser from 1998 to 1999. As a Portfolio Analyst, Mr. Dougherty also helped follow companies within the chemical, retail, supermarket and restaurant sectors. Prior to joining the Adviser, Mr. Dougherty served as an Investment Analyst with Sandera Capital Management from 1997 to 1998. Formerly, he was a Business Development Manager at Akzo Nobel from 1994 to 1996 and a Senior Accountant at Deloitte & Touche, LLP from 1992 to 1994. He received a B.S. in Accounting from Villanova University and an MBA from Southern Methodist University. Mr. Dougherty is a Chartered Financial Analyst and a Certified Public Accountant.

FEDERAL TAXATION

          The following is intended to be a general summary of certain federal income tax consequences of investing in the Fund and is based on the applicable federal tax laws of the United States as in effect as of the date of this Prospectus, which are subject to change or differing interpretations, with retroactive or prospective effect. It is not intended as a complete discussion of all such tax consequences, nor does it purport to deal with all categories of investors. Investors are therefore advised to consult with their tax advisers before making an investment in the Fund.

          The Fund has elected to be treated as a regulated investment company under Subchapter M of the Code and intends to qualify under those provisions each year. As a regulated investment company, the Fund generally will not be subject to federal income tax on its investment company taxable income and net capital gain (net long-term capital gains in excess of the sum of net short-term capital losses and capital loss carryovers from prior years), if any, that it distributes to stockholders. However, the Fund would be subject to corporate income tax (generally with a 35% maximum effective rate) on any undistributed income. The Fund intends to distribute to its stockholders, at least annually, substantially all of its investment company taxable income and net capital gain.

          Amounts not distributed on a timely basis in accordance with a calendar year distribution requirement are also subject to a nondeductible 4% federal excise tax. To prevent imposition of the tax, the Fund must distribute during each calendar year an amount equal to the sum of (1) at least 98% of its ordinary income (not taking into account any capital gains or losses) for the calendar year, (2) at least 98% of its capital gains in excess of its capital losses (adjusted for certain ordinary losses) for the twelve-month period ending on October 31 of the calendar year, and (3) all such ordinary income and capital gains for previous years that were not distributed or taxed to the Fund during such years. A distribution will be treated as having been paid on December 31 if it is declared by the Fund in October, November or December with a record date in such months and is paid by the Fund in January of the following year. Accordingly, such distributions will be taxable to stockholders in the calendar year in which the distributions are declared. To prevent application of the excise tax, the Fund intends to make its distributions in accordance with the calendar year distribution requirement.

          Certain of the Fund's investment practices are subject to special provisions of the Code that, among other things, may defer the use of certain deductions or losses, or accelerate certain income or gains, of the Fund, affect the holding period of securities held by the Fund and alter the character of the gains or losses realized by the Fund. These provisions may also require the Fund to recognize income or gain without receiving cash with which to make distributions in the amounts necessary to satisfy the requirements for maintaining regulated investment company status and for avoiding income and excise taxes. In addition, under certain circumstances, the 1940 Act's asset coverage requirements may prevent the Fund from making distributions and may require the Fund to redeem its Preferred Shares, either of which could prevent the Fund from making distributions required to avoid Fund-level taxation and excise taxes. The Fund will monitor its transactions and may make certain tax elections in order to mitigate the effect of these rules and prevent the imposition of excise taxes and disqualification of the Fund as a regulated investment company.

          If in any taxable year the Fund fails to qualify as a regulated investment company under the Code, the Fund would be taxed in the same manner as an ordinary corporation and distributions to its stockholders would not be deductible by the Fund in computing its taxable income. In addition, in the event of a failure to qualify, the Fund's distributions, to the extent derived from the Fund's current or accumulated earnings and profits, would constitute dividends which are taxable to stockholders as ordinary dividend income, even though those distributions might otherwise (at least in part) have been treated in the stockholders' hands as long-term capital gains. In such case, such distributions generally will be eligible for the corporate dividends received deduction in the case of corporate stockholders and for taxation at the preferential maximum rate of 15% in the case of individuals.

          The Fund pays dividends monthly, and dividend rates may vary from month to month. It is anticipated that, on an annualized basis, distributions to common stockholders will not ordinarily exceed net investment income allocated to common stockholders for income tax purposes. However, as a result of market conditions and/or investment decisions, at the time of declaration certain distributions may exceed current net income. Distributions in excess of net investment income represent nontaxable returns of capital. The Fund will inform stockholders for federal income tax purposes of the amount and composition of the Fund's dividends and distributions, if any. The Fund also will inform stockholders for federal income tax purposes of the portion, if any, of its ordinary income distributions that will be eligible for taxation at the 15% preferential maximum rate generally applicable to dividends received by individuals. To qualify for this preferential rate, individual stockholders must separately satisfy certain holding period and other requirements with respect to their Fund shares. Individual stockholders should be aware that the aggregate ordinary income distribution by the Fund eligible for the 15% preferential maximum rate in any year generally is limited to the qualified dividend income received by the Fund in that year. The Fund does not anticipate receiving a material amount of qualified dividend income in any given year.

          The following table illustrates the approximate composition of the Fund's distributions in calendar years 2000 through 2004 (distributions may differ for stockholders who bought or sold shares mid-year):

                                                 2000          2001         2002         2003         2004
                                                 ----          ----         ----         ----         ----
Distributions to Stockholders                    $0.98         $0.90        $0.72        $0.31       $0.33

Composition of Distributions:

Ordinary Income                                   100%           77%            58%         100%        100%
Return of Capital                                   0%           23%            42%           0%          0%
Capital Gains                                       0%            0%             0%           0%          0%
                                             ------------ ------------- ------------ ------------ -----------
Total                                             100%          100%           100%         100%        100%
                                             ============ ============= ============ ============ ===========

Ordinary Income                                  $0.98         $0.70          $0.42        $0.31       $0.33
Return of Capital                                 $ --         $0.20          $0.30         $ --        $ --
Capital Gains                                     $ --          $ --           $ --         $ --        $ --
                                             ------------ ------------- ------------ ------------ -----------
Total                                            $0.98         $0.90          $0.72        $0.31       $0.33
                                             ============ ============= ============ ============ ===========

          If a stockholder invests through a tax-deferred account, such as a retirement plan, the stockholder generally will not have to pay tax on dividends until they are distributed from the account. These accounts are subject to complex tax rules, and stockholders should consult a tax adviser about investment through a tax-deferred account.

          There may be tax consequences to a stockholder if the stockholder sells shares of the Fund. A stockholder will generally have a capital gain or loss, which will be long-term or short-term, generally depending on how long the stockholder holds those shares. If a stockholder exchanges shares, the stockholder may be treated as if he or she sold them. Stockholders are responsible for any tax liabilities generated by their own transactions.

          As with all investment companies, the Fund may be required to withhold U.S. federal income tax at the rate of 28% of all taxable distributions payable to a stockholder if the stockholder fails to provide the Fund with his or her correct taxpayer identification number or to make required certifications, or if the stockholder has been notified by the IRS that he or she is subject to backup withholding. Backup withholding is not an additional tax; rather, it is a way in which the IRS ensures it will collect taxes otherwise due. Any amounts withheld may be credited against a stockholder's U.S. federal income tax liability.

          Income received by the Fund with respect to foreign securities may give rise to withholding and other taxes imposed by foreign countries. Tax conventions between certain countries and the United States may reduce or eliminate such taxes. It is not expected that the Fund will be eligible to "pass through" to its investors any such foreign taxes, and accordingly, it is not expected that you will be entitled to claim a deduction or credit on account of any such foreign taxes when computing your federal income tax liability.

          If you are neither a resident nor a citizen of the United States, or if you are a foreign entity, the Fund's ordinary income dividends (which include distributions of net short-term capital gains) will generally be subject to a 30% U.S. withholding tax, unless a lower treaty rate applies; provided, however, that for taxable years of the Fund beginning after December 31, 2004, but not beginning after December 31, 2007, your interest-related dividends and short-term capital gain dividends from the Fund generally will not be subject to such U.S. withholding tax if the Fund receives prescribed certifications from you as to your non-U.S. status.

          All investors are advised to consult their own tax advisers with respect to the application to their own circumstances of the above-described general taxation rules and with respect to the state, local, foreign and non-federal income tax consequences to them of an investment in the Fund.

          The SAI summarizes further federal income tax considerations that may apply to the Fund and its stockholders.

DESCRIPTION OF CAPITAL STRUCTURE

Common Stock

           General. The Fund was incorporated in Maryland on May 13, 1988. The Fund's Charter authorizes the issuance of up to 100,000,000 shares of Common Stock, $0.03 par value per share. All shares of Common Stock have equal rights as to voting, dividends and liquidation. All shares of Common Stock issued and outstanding are fully paid and nonassessable. Shares of Common Stock have no preemptive, conversion or redemption rights and are freely transferable. The number of shares of Common Stock outstanding as of January 31, 2005 was 30,536,924. The voting rights of the Common Stock are noncumulative, which means that the holders of more than 50% of the shares of Common Stock voting for the election of Directors can elect all of those Directors that are subject to election by the holders of the Common Stock if they choose to do so, and, in that event, the holders of the remaining shares of Common Stock voting for the election of Directors will not be able to elect any Directors. The holders of the Common Stock vote as a single class with the holders of the Preferred Shares on all matters except as described below under "Voting Rights." The Charter may generally be amended by the affirmative vote of holders of shares of Common Stock and Preferred Stock entitled to cast a majority of all votes entitled to be cast on the matter.

          So long as any Preferred Shares or any other shares of preferred stock of the Fund are outstanding, holders of the Fund's Common Stock will not be entitled to receive any dividends of or other distributions from the Fund, unless at the time of such declaration, (1) all accrued dividends on Preferred Shares or any other shares of preferred stock or accrued interest on borrowings have been paid and (2) the value of the Fund's total assets (determined after deducting the amount of such dividend or other distribution), less all liabilities and indebtedness of the Fund not represented by senior securities, is at least 300% of the aggregate amount of such securities representing indebtedness and at least 200% of the aggregate amount of securities representing indebtedness plus the aggregate liquidation value of the outstanding Preferred Shares (expected to equal the aggregate original purchase price of the outstanding Preferred Shares plus redemption premium, if any, together with any accrued and unpaid dividends thereon, whether or not earned or declared and on a cumulative basis). In addition to the requirements of the 1940 Act, the Fund is required to comply with other asset coverage requirements as a condition of the Fund obtaining a rating of the Preferred Shares from a rating agency. These requirements include an asset coverage test more stringent than under the 1940 Act.

          Dividend Reinvestment Plan. Pursuant to the Fund's Dividend Reinvestment Plan (the "Plan"), holders of Common Stock may elect to receive all dividends and capital gains distributions in cash paid by check by or under the direction of American Stock Transfer & Trust Company, as dividend paying agent. Pursuant to the Plan, holders of Common Stock not making this election will have all dividends and distributions automatically reinvested by American Stock Transfer & Trust Company, as Plan agent, in whole or fractional shares of Common Stock. If, on the record date for the distribution: (a) the market price is equal to or exceeds the NAV at the time the shares are valued for purposes of determining the number of shares equivalent to the cash dividend or capital gains distribution, participants in the Plan will be issued shares of Common Stock at the NAV most recently determined or 95% of the market price, whichever is greater; or (b) the NAV of the Fund's Common Stock exceeds the market price of the Common Stock, or if the Fund declares a dividend or capital gains distribution payable only in cash, the Plan agent will buy Common Stock in the open market, on the NYSE or elsewhere, for the Plan participants' accounts. If, before Plan agent has completed its purchases, the market price exceeds the NAV of the Common Stock, the average per share purchase price paid by the Plan agent may exceed the NAV of the Common Stock, resulting in the acquisition of fewer shares than if the dividend or capital gains distribution had been paid in common stock issued by the Fund.

          Repurchase of Common Stock. In recognition of the possibility that the Fund's shares of Common Stock may trade at a discount to their NAV, the Fund may from time to time take action to attempt to reduce or eliminate a market value discount from NAV by repurchasing shares of its Common Stock in the open market or by tendering for its shares of Common Stock at NAV. So long as any Preferred Shares are outstanding, the Fund may not purchase, redeem or otherwise acquire any shares of its Common Stock unless (1) all accumulated dividends on the Preferred Shares or any other shares of preferred stock have been paid or set aside for payment through the date of such purchase, redemption or other acquisition and (2) at the time of such purchase, redemption or acquisition certain asset coverage requirements (determined after deducting the acquisition price of the shares of Common Stock) are met. Repurchases of shares of Common Stock may result in the Fund being required to redeem Preferred Shares to satisfy asset coverage requirements.

Preferred Shares

          Under the 1940 Act, the Fund is permitted to have outstanding more than one series of preferred stock as long as no single series has priority over another series nor holders of preferred stock have pre-emptive rights to purchase any other preferred stock that might be issued. The Fund's Charter authorizes the issuance of a class of preferred stock (which class may be divided into more than one series) as the Directors may, without stockholder approval, authorize. The preferred stock has such preferences, voting powers, terms of redemption, if any, and special or relative rights or privileges (including conversion rights, if any) as the Directors may determine and as are set forth in the Fund's Articles Supplementary to its Charter establishing the terms of the preferred stock. Any decision to offer preferred stock is subject to market conditions and to the Board of Directors' and the Adviser's continuing belief that leveraging the Fund's capital structure through the issuance of preferred stock is likely to benefit the holders of Common Stock. The Fund is authorized to issue a maximum of 1,000,000 shares of preferred stock. To date, the Fund's Directors have authorized the creation of, and the Fund has issued, 3,000 Auction Rate Cumulative Preferred Shares, having a par value of $0.001 per share, with a liquidation preference of $25,000 per share, classified as Series W Auction Rate Cumulative Preferred Shares. As of December 31, 2004, the Fund had redeemed 1,400 Preferred Shares and had a total of $40 million Preferred Shares outstanding.

          The Preferred Shares have complete priority over shares of Common Stock as to distribution of assets. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Fund, holders of Preferred Shares will be entitled to receive a preferential liquidating distribution (expected to equal the original purchase price per share plus accumulated and unpaid dividends thereon, whether or not earned or declared) before any distribution of assets is made to holders of Common Stock. After the payment to the holders of Preferred Shares of the full preferential amounts, the holders of Preferred Shares as such will have no right or claim to any of the remaining assets of the Fund. Neither the consolidation nor merger of the Fund with or into any other corporation or corporations, nor the sale, lease, exchange or transfer by the Fund of all or substantially all of its property and assets, will be deemed to be a liquidation, dissolution or winding up of the Fund.

Voting Rights

           General. Except as noted below, the Fund's Common Stock and Preferred Shares have equal voting rights of one vote per share and vote together as a single class. In elections of Directors, the holders of Preferred Shares, as a separate class, vote to elect two Directors, the holders of the Common Stock, as a separate class, vote to elect two Directors and the holders of the Preferred Shares and the Common Stock, voting together as a single class, elect the remaining Directors. In addition, during any period ("Voting Period") in which the Fund has not paid dividends on the Preferred Shares in an amount equal to two full years dividends, the holders of Preferred Shares, voting as a single class, are entitled to elect (in addition to the two Directors set forth above) the smallest number of additional Directors as is necessary to assure that a majority of the Directors has been elected by the holders of Preferred Shares.

          In an instance when the Fund has not paid dividends as set forth in the immediately preceding paragraph, the terms of office of all persons who are Directors of the Fund at the time of the commencement of a Voting Period will continue, notwithstanding the election by the holders of the Preferred Shares of the number of Directors that such holders are entitled to elect. The persons elected by the holders of the Preferred Shares, together with the incumbent Directors elected by the holders of the Common Stock, will constitute the duly elected Directors of the Fund. When all dividends in arrears on the Preferred Shares have been paid or provided for, the terms of office of the additional Directors elected by the holders of the Preferred Shares will terminate.

          The Common Stock and Preferred Shares vote as separate classes on amendments to the Charter that would adversely affect their respective interests.

           In addition, so long as any Preferred Shares are outstanding:

(1)	the Fund may not be voluntarily liquidated, dissolved, wound up, merged or consolidated and may not sell all or substantially all of its assets, without the approval of at least a majority of the Preferred Shares and the shares of Common Stock, each voting as a separate class;

(2)	the adoption of any plan of reorganization adversely affecting either the Preferred Shares or the Common Stock requires the approval of a majority of the outstanding shares of such class;

(3)	the Fund may not, without the affirmative vote of at least a majority of the Preferred Shares outstanding, voting as a separate class, file a voluntary application for relief under federal bankruptcy law or any similar application under state law for so long as the Fund is solvent and does not foresee becoming insolvent;

(4)	the approval of a majority of the outstanding Preferred Shares and Common Stock, each voting as a separate class, is required to approve any action requiring a vote of security holders under Section 13(a) of the 1940 Act including, among other things, changes in the Fund's investment objective, changes in certain investment restrictions described under "Investment Restrictions" in the SAI and changes in the Fund's subclassification as a closed-end investment company; and

(5)	the approval of a majority of the outstanding Preferred Shares, voting separately as a class, is required to amend, alter or repeal any of the authorized preferences, rights or powers of the holders of Preferred Shares.

          The required vote for certain of the items listed above, such as items 1, 2 and 4, may be subject to the supermajority voting requirements referred to under "—Supermajority and Other Voting Provisions" below, if they have not been approved, authorized or adopted by the affirmative vote of at least 80% of the total number of Continuing Directors. "Continuing Directors" are those Directors who have been directors of the Fund since March 2001 or who subsequently become directors and whose election is approved by a majority of the Continuing Directors then on the Board. The Common Stock and Preferred Shares also will vote separately to the extent otherwise required under Maryland law or the 1940 Act as in effect from time to time. To the extent required under the 1940 Act, certain actions by the Fund's stockholders require a vote of a majority of the Fund's outstanding voting securities. The class vote of holders of Preferred Shares described above will in each case be in addition to a separate vote of the requisite percentage of shares of Common Stock and Preferred Shares, voting together as a single class, necessary to authorize the action in question.

          Supermajority and Other Voting Provisions. The Fund's Charter includes certain "supermajority" voting provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or cause the Fund to engage in certain transactions. These provisions could have the effect of depriving holders of Common Stock of an opportunity to sell their shares at a premium over prevailing market prices by discouraging a third party from seeking to obtain control of the Fund. In addition, holders of a minority of the total shares outstanding and entitled to vote may have a veto power over matters which management and/or a majority of the stockholders may believe is desirable and beneficial. However, by discouraging attempts to acquire control of the Fund, these provisions may enable the Fund to avoid adverse effects of such attempts such as increasing the expenses of the Fund and interfering with the normal operation of the Fund. They also promote continuity and stability, and they enhance the Fund's ability to continue to pursue long-term strategies that are consistent with its investment objective.

          Specifically, the Charter provides for a "supermajority" voting requirement to effect any of the following actions: (1) any amendment to the Charter to make the Fund's shares "redeemable securities" or to convert the Fund from a "closed-end company" to an "open-end company" (as such terms are defined in the 1940 Act), (2) any stockholder proposal regarding the Fund's investment objective or specific investment restrictions, policies or decisions made or to be made with respect to the Fund's assets, (3) any stockholder proposal as to the voluntary liquidation or dissolution of the Fund or any amendment to the Charter to terminate the existence of the Fund, and (4) business combinations such as a merger, consolidation, share exchange or the sale of all or substantially all of the Fund's assets.

          The Charter requires the affirmative vote of the holders of at least 80% of the votes then entitled to be cast by the holders of the Common Stock and the Preferred Shares, voting as a single class, and at least 80% of the entire Board of Directors to authorize any of the foregoing items, unless such action had been approved, adopted or authorized by the affirmative vote of at least 80% of the total number of Continuing Directors (as defined below), in which case (A) for items (1) and (2) above, approval would require the affirmative vote of the lesser of (a) 67% or more of the voting securities present or represented by proxy, if the holders of more than 50% of outstanding voting securities are present or represented by proxy, or (b) more than 50% of the outstanding voting securities, and (B) for items (3) and (4) above, the affirmative vote of at least a majority of the Fund's securities entitled to vote on the matter, subject, in the case of both (A) and (B), to the Preferred Shares voting both with the Common Stock as a single class and separately, as described below.

          The Fund's Board of Directors has determined that the voting requirements described above, which are greater than the minimum requirements under Maryland law or the 1940 Act and which can only be changed by a favorable vote of the holders of at least 80% of the holders of the Common Stock and Preferred Shares, voting as a single class, and at least 80% of the entire Board of Directors or a majority of the Continuing Directors, are in the best interests of stockholders generally.

          The Fund's by-laws currently contain other provisions permitted by Maryland law to deter attempts to obtain control of the Fund as follows: (1) the Fund's Secretary may call a special meeting only on the request of the stockholders entitled to cast at least a majority of all the votes entitled to be cast at the meeting and only if the request states the matters proposed to be acted upon at it and the requesting stockholders bear the costs of the Fund's notification of each stockholder entitled to notice of the meeting, (2) the number of Directors and the positions on the Board to be filled by vote of the holders of particular classes of stock to, if applicable, the exclusion of other classes of stock, shall be fixed from time to time only by resolution of the Board of Directors adopted by a majority of the Directors then in office and (3) the stockholders of the Fund may remove any Director only by the affirmative vote of at least two-thirds (2/3) of all the votes entitled to be cast by the stockholders generally in the election of such Director, and if the Directors have been divided into classes, a Director may not be removed without cause. The Fund has also established a classified or "staggered" Board of Directors. The effect of this structure may make it more difficult for shareholders to change a majority of Directors because it would take two annual meetings to replace the majority of the Directors.

Borrowings

           General. Although the Fund currently does not have any outstanding borrowings, it is permitted to borrow up to 33 1/3%, or such other percentage permitted by law, of its total assets (including the amount borrowed) less all liabilities other than borrowings. It is anticipated that borrowings, if any, will be effected by the Fund primarily to provide additional liquidity. However, the Fund reserves the right to use the proceeds of borrowings for any other purpose, including additional investment leverage. The terms of any such borrowings are subject to the provisions of the 1940 Act, as further described below. The terms of such borrowings also will be subject to the provisions of any credit agreements related to the borrowings or other indebtedness incurred by the Fund, and, to the extent that the Fund seeks a rating for the borrowings, any additional guidelines may be more restrictive than those imposed by the 1940 Act or the Articles Supplementary. Generally, the rights of lenders to receive payments of principal, interest, fees and other obligations owing to the lenders by the Fund, including those made under a credit facility, will be senior to the rights of holders of preferred shares, including the Preferred Shares, with respect to the payment of dividends or upon liquidation.

          Restrictive Covenants and 1940 Act Restrictions. Under the requirements of the 1940 Act, the Fund must have asset coverage of at least 300% immediately after any borrowing, including borrowings under any credit facility. For this purpose, asset coverage means the ratio which the value of the total assets of the Fund, less liabilities and indebtedness not represented by senior securities, bears to the aggregate amount of borrowings representing indebtedness of the Fund.

Conversion To Open-End Fund

          The Fund's Board of Directors may elect to submit to the Fund's stockholders at any time a proposal to convert the Fund to an open-end investment company and in connection therewith to redeem any outstanding Preferred Shares, as would be required upon such conversion by the 1940 Act. In determining whether to exercise its discretion to submit this issue to stockholders, the Board of Directors would consider all factors then relevant, including the relationship of the market price of the Common Stock to NAV, the extent to which the Fund's capital structure is leveraged and the possibility of re-leveraging, the spread, if any, between yields on high-yield securities in the Fund's portfolio as compared to interest and dividend charges on senior securities and general market and economic conditions. In addition to any vote required by Maryland law, conversion of the Fund to an open-end investment company would require the affirmative vote of the holders of a majority (as defined in the 1940 Act) of each class of the stock entitled to be voted on the matter, including the Preferred Shares, voting as a separate class. Stockholders of an open-end investment company may require the company to redeem their shares at any time (except in certain circumstances as authorized by or under the 1940 Act) at their net asset value, less such redemption charges, if any, as might be in effect at the time of redemption. Conversion of the Fund to an open-end investment company would require the redemption of any outstanding preferred stock, including the Preferred Shares. The Board of Directors believes, however, that the closed-end structure is desirable in light of the Fund's investment objective and policies. Therefore, it is currently not likely that the Board of Directors would vote to convert the Fund to an open-end fund. The Fund's Charter requires (except under certain circumstances) the affirmative vote of the holders of at least 80% of the votes then entitled to be cast by stockholders and at least 80% of the entire Board of Directors to authorize, among other things, any amendment to the Fund's Charter to make the Fund's shares "redeemable securities" or to convert the Fund from a closed-end company to an open-end company.

PLAN OF DISTRIBUTION

          Shares of the Common Stock may be issued and sold from time to time through the Fund's designated agents, including the Distributor, as distributor and principal underwriter, as described below. Participating agents or broker-dealers in the distribution of any of the securities may be deemed to be "underwriters" within the meaning of the Securities Act. Any discount or commission received by any underwriter and any participating agents or broker-dealers, and any profit on the resale of Fund's securities purchased by any of them may be deemed to be underwriting discounts or commissions under the Securities Act. Pursuant to the terms of the Fund's distribution agreement with the Distributor (the "Distribution Agreement") (a form of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part), the Distributor will not purchase any of the Common Stock unless the purchase will be an investment for its own account, or as a nominee or agent, and not with a view to the distribution of any part thereof in violation of law. If the Distributor or any other distributor or underwriter buys any of the Common Stock in contravention of the foregoing, the Fund will register such securities prior to the resale of such securities at the holder's sole expense.

          Subject to the terms and conditions of the Distribution Agreement, the Fund may issue and sell shares of the Fund's Common Stock from time to time through the Distributor. Shares of its Common Stock will only be sold on such days as shall be agreed to by the Fund and The Distributor. The Distributor's principal business address is 11150 Santa Monica Boulevard, Suite 750, Los Angeles, California 90025.

          Shares of the Fund's Common Stock will be sold at at-the-market through trading transactions on the NYSE, subject to a minimum price to be established each day by the Fund. The minimum price on any day will not be less than the current NAV per share of Common Stock plus any sales commission to be paid to the Distributor for the purchase of such shares. The Fund and the Distributor will suspend the sale of shares of Common Stock if the per share market price of the Common Stock is less than the minimum price.

          The compensation to the Distributor with respect to the shares of Common Stock will be at a fixed commission rate of $0.05 per share of Common Stock, or $0.03 per share if sold to the Adviser. The Distributor may compensate broker-dealers participating in the Offering out of such fixed commissions, in respect of Common Stock purchased from the Fund through such broker-dealer. The dealer reallowance may be changed by the Distributor from time to time. In addition, the Fund will pay the Distributor the additional compensation as follows:

1.0% on the first $4,000,000 raised;

1.5% on $4,000,001 through $8,000,000 raised;

2.0% on $8,000,001 through $12,000,000 raised;

2.25% on $12,000,001 through $16,000,000 raised; and

2.5% on any amounts raised above $16,000,000.

For example, if $10 million is raised, the Distributor additionally will be paid $40,000 for the first $4 million, $60,000 for the next $4 million and $40,000 for the last $2 million. The total compensation received by the Distributor will not exceed 9% of the aggregate proceeds of the Offering.

          Settlements of sales of shares of Common Stock will occur on the third business day following the date on which any such sales are made. Unless otherwise indicated in a further prospectus supplement, The Distributor, as agent, will act as distributor on a reasonable efforts basis to promote the sale of the shares of Common Stock, but it will be under no obligation to sell any specific number of shares.

          The offering of shares of the Fund's Common Stock pursuant to the Distribution Agreement will terminate upon the earlier of (i) the sale of all shares of the Fund's Common Stock subject thereto or (ii) termination of the Distribution Agreement. The Fund and The Distributor each have the right to terminate the Distribution Agreement in its discretion at any time.

          The Fund will bear the expenses of the Offering, which are estimated to be approximately $0.08 per share. These expenses include, but are not limited to, the expense of preparation of the Prospectus and SAI for the Offering and other fees and expenses of counsel and auditors in connection with the Offering.

CUSTODIAN, TRANSFER AGENT,
DIVIDEND PAYING AGENT AND REGISTRAR

          The Fund's securities and cash are held under a custodian agreement with State Street Bank and Trust Company, whose principal place of business is Two Heritage Drive, North Quincy, Massachusetts 02171. American Stock Transfer & Trust Company, whose principal place of business is 59 Maiden Lane, New York, New York 10038, serves as the Fund's transfer agent, dividend paying agent and registrar for the Fund's Common Stock.

LEGAL OPINIONS

          The validity of the Common Stock offered hereby have been passed on for the Fund by Stroock & Stroock & Lavan LLP, 180 Maiden Lane, New York, New York 10038, counsel to the Fund.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

          The financial statements of the Fund and the selected per share data and ratios set forth under the caption "Financial Highlights" for the fiscal year ended October 31, 2004 were audited by Deloitte & Touche LLP, independent registered public accounting firm ("Deloitte"), as set forth in their report incorporated by reference in the SAI, and are included in reliance upon their report given upon Deloitte's authority as experts in accounting and auditing. The address of Deloitte is Two World Financial Center, New York, New York 10281.

          On September 5, 2003, the Fund replaced Ernst & Young LLP ("Ernst & Young") as its independent registered public accounting firm with Deloitte as its new independent registered public accounting firm. The reports of Ernst & Young on the Fund's financial statements for the fiscal years ended October 31, 2001 and October 31, 2002 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the fiscal years ended October 31, 2001 and October 31, 2002 and through September 5, 2003, there were no disagreements with Ernst & Young on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Ernst & Young, would have caused Ernst & Young to make reference thereto in their report on the financial statements for the relevant year or period, and there were no "reportable events" of the kind described in Item 304(a)(1)(v) of Regulation S-K under the Securities Exchange Act of 1934, as amended. The decision to change the Fund's independent registered public accounting firm was approved by the Fund's Audit Committee and ratified by the Fund's Board of Directors, who subsequently accepted the resignation of Ernst & Young as the Fund's independent registered public accounting firm.

          The Fund, by action of its Board of Directors, engaged Deloitte as the independent registered public accounting firm for purposes of auditing the Fund's financial statements for the fiscal year ending October 31, 2003. During the fiscal years ended October 31, 2001 and October 31, 2002 and through September 5, 2003, neither the Fund, nor anyone on the Fund's behalf has consulted Deloitte on items which (i) concerned the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Fund's financial statements or (ii) concerned the subject of a disagreement ( as defined in paragraph (a)(1)(iv) of Item 304 of Regulation S-K) or reportable events ( as described in paragraph (a)(1)(v) of said Item 304).

FURTHER INFORMATION

          The Fund has filed with the SEC a registration statement under the Securities Act with respect to the shares of Common Stock offered in this Prospectus. Further information concerning the shares of Common Stock and the Fund may be found in the registration statement, of which this Prospectus constitutes a part, on file with the SEC. The registration statement may be inspected without charge at the SEC's office in Washington, DC, and copies of all or any part thereof may be obtained from such officer after payment of the prescribed fees.

           The Fund issues reports that include financial information to its stockholders at least semi-annually.

          The Fund is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and the 1940 Act, and in accordance therewith files reports and other information with the SEC. Such reports, proxy and information statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, DC 20549 and the SEC's regional offices. Call 1-800-SEC-0330 for information about the public reference facilities. Copies of such material can be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, DC 20549 at prescribed rates. The SEC maintains a web site (http://www.sec.gov) that contains the SAI, material incorporated by reference into this Prospectus and the SAI, and reports, proxy and information statements and other information regarding registrants that file with the SEC. In addition, reports, proxy and information statements and other information concerning the Fund can be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005. The Fund's file number under the 1940 Act is 811-5557.

          You may review the Fund's policy concerning investor privacy over the internet at www.prospectstreet.net, or you may obtain a copy of the policy by calling 1-877-532-2834.

TABLE OF CONTENTS TO THE STATEMENT OF ADDITIONAL INFORMATION

Page

General Information
Additional Information About Investments and Investment Techniques
Investment Restrictions
Management of the Fund
Portfolio Transactions
Determination of Net Asset Value
Federal Taxation
Financial Statements
Appendix: Ratings of Investments	1 1 6 9 16 18 19 24 A-1

The information in this Statement of Additional Information is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Statement of Additional Information is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

2,700,000 Shares of Common Stock

Prospect Street® High Income Portfolio Inc.

[LOGO]

Prospectus

[_____________], 2005

B. Riley & Co., Inc.

Subject to Completion, February 18, 2005

STATEMENT OF ADDITIONAL INFORMATION

[___________], 2005

PROSPECT STREET® HIGH INCOME PORTFOLIO INC.
13455 Noel Road
Suite 1300
Dallas, TX 75240

2,700,000 SHARES OF COMMON STOCK

          This Statement of Additional Information ("SAI") of Prospect Street® High Income Portfolio Inc. (the "Fund") relating to this offering of the Fund's Common Stock (the "Common Stock") does not constitute a prospectus, but should be read in conjunction with the Fund's Prospectus relating to the Common Stock dated [_________], 2005. This SAI does not include all information that a prospective investor should consider before purchasing shares of Common Stock in this offering, and investors should obtain and read the Prospectus prior to purchasing such shares. A copy of the Prospectus may be obtained without charge by calling the Fund toll-free at 1-877-532-2834. The Fund's file number under the Investment Company Act of 1940, as amended, is 811-5557.

           Capitalized terms used in this SAI have the meanings assigned to them in the Prospectus.

TABLE OF CONTENTS

Page

General Information
Additional Information About Investments and Investment Techniques
Investment Restrictions
Management of the Fund
Portfolio Transactions
Determination of Net Asset Value
Federal Taxation
Financial Statements
Appendix: Ratings of Investments	1 1 6 9 16 18 19 24 A-1

GENERAL INFORMATION

          The Fund is a diversified, closed-end management investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act"). The Fund's investment adviser is Highland Capital Management, L.P. (the "Adviser"). The Fund's investment objective is to provide high current income, while seeking to preserve stockholders' capital, through investment in a professionally managed, diversified portfolio of high-yield, high risk securities. The Fund's current income, if any, will be distributed to holders of Common Stock only after satisfaction of the obligation to pay dividends on the Fund's Auction Rate Cumulative Preferred Shares (the "Preferred Shares"). No assurance can be given that the Fund's investment objective will be achieved.

ADDITIONAL INFORMATION ABOUT INVESTMENTS
AND INVESTMENT TECHNIQUES

          Some of the different types of securities in which the Fund may invest, subject to its investment objective, policies and restrictions, are described in the Prospectus under "Investment Objective and Policies." Under normal market conditions, the Fund invests at least 65% of its total assets in high-yield fixed-income securities. These securities are commonly known as "junk bonds" because they are rated in the lower categories by nationally recognized rating agencies. "High yield" fixed-income securities, the generic name for corporate bonds rated between Ba and C by Moody's Investors Service, Inc. ("Moody's") and between BB and D by Standard & Poor's Ratings Services ("S&P"), are frequently issued by corporations in the growth stages of their development, as a result of corporate reorganizations or as part of corporate takeovers. Risks and special considerations associated with investing in high yield fixed-income securities are described under "Risk Factors and Special Considerations" in the Prospectus.

          Under current Moody's and S&P guidelines relating to the receipt of ratings on the Preferred Shares, the Fund is limited in its use of certain types of securities in which it may otherwise invest, and certain strategies in which the Fund may otherwise engage, pursuant to the investment policies and strategies stated below. Such instruments consist of, among others: securities that are not readily marketable; private placements (other than Rule 144A securities); and securities not within the diversification guidelines of Moody's or S&P. Accordingly, although the Fund reserves the right to invest in such securities and to engage in such strategies to the extent described in the Prospectus and this SAI, it is anticipated that they will not ordinarily constitute in total more than 20% of the Fund's total assets. The composition of the Fund's portfolio as of January 31, 2004 by rating category is set out in the Prospectus under "Portfolio Composition." Further information concerning the rating categories of Moody's and S&P is provided in the Appendix to this SAI.

          Additional information concerning certain of the Fund's investments and investment techniques is set forth below.

          Senior Loans. The Fund may invest up to 10% of its total assets in senior secured floating rate loans ("Senior Loans"). Senior Loans generally are made to corporations, partnerships and other business entities ("Borrowers") which operate in various industries and geographical regions. Senior Loans, which typically hold the most senior position in a Borrower's capital structure, pay interest at rates that are redetermined periodically on the basis of a floating base lending rate, such as the London Inter-bank Offered Rate (LIBOR), plus a premium. This floating rate feature should help to minimize changes in the principal value of the Senior Loans resulting from interest rate changes. The Borrowers generally will use proceeds from Senior Loans to finance leveraged buyouts, recapitalizations, mergers, acquisitions and stock repurchases and, to a lesser extent, to finance internal growth and for other corporate purposes. The Fund invests primarily in Senior Loans that are below investment grade quality and are speculative investments that are subject to credit risk. The Fund will attempt to manage these risks through ongoing analysis and monitoring of Borrowers.

          Senior Loans in which the Fund invests may not be rated by a rating agency, will not be registered with the Securities and Exchange Commission (the "SEC") or any state securities commission and generally will not be listed on any national securities exchange. Therefore, the amount of public information available about Senior Loans will be limited, and the performance of the Fund's investments in Senior Loans will be more dependent on the analytical abilities of the Adviser than would be the case for investments in more widely rated, registered or exchange-listed securities. In evaluating the creditworthiness of Borrowers, the Adviser will consider, and may rely in part, on analyses performed by others. Moreover, certain Senior Loans will be subject to contractual restrictions on resale and, therefore, will be illiquid.

          Securities Loans. The Fund may make secured loans of its portfolio securities. Loans of portfolio securities may not exceed 33 1/3% of the value of the Fund's total assets. The risks in lending portfolio securities, as with other extensions of credit, consist of possible delays in recovery of the securities or possible loss of rights in the collateral should the borrower fail financially. As a matter of policy, securities loans may only be made to unaffiliated broker-dealers pursuant to agreements requiring that the loans be continuously secured by collateral in cash or short-term debt obligations at least equal at all times to the value of the securities subject to the loan. The borrower pays to the Fund an amount equal to any interest or dividends received on securities subject to the loan. The Fund retains all or a portion of the interest received on investment of the cash collateral or receives a fee from the borrower. Although voting rights, or rights to consent, with respect to the loaned securities pass to the borrower, the Fund retains the right to call the loans at any time on reasonable notice, and it will do so in order that the securities may be voted by the Fund if the holders of such securities are asked to vote upon or consent to matters materially affecting the investment. The Fund also may call such loans in order to sell the securities involved.

          When-Issued and Delayed-Delivery Securities. From time to time, in the ordinary course of business, the Fund may purchase securities on a when-issued or delayed-delivery basis (i.e., delivery and payment can take place a month or more after the date of the transaction). The Fund will invest in when-issued and delayed-delivery securities to lock in a favorable rate of return. The purchase price and the interest rate payable on the securities are fixed on the transaction date. The securities so purchased are subject to market fluctuation, and no interest accrues to the Fund until delivery and payment take place. At the time the Fund makes the commitment to purchase securities on a when-issued or delayed-delivery basis, it will record the transaction and thereafter reflect the value of such securities in determining its net asset value. The Fund will make commitments for such when-issued transactions only with the intention of actually acquiring the securities. To facilitate such acquisitions, the Fund will set aside cash or permissible liquid securities from its portfolio, marked to market daily and having value equal to or greater than such commitments. If the Fund chooses to dispose of the right to acquire a when-issued security prior to its acquisition, it could, as with the disposition of other portfolio obligations, incur a gain or loss due to market fluctuation. The Fund is dependent on the other party to successfully complete when-issued and delayed-delivery transactions. If such other party fails to complete its portion of the transaction, the Fund will have lost the opportunity to invest the amount set aside for such transaction.

          Repurchase Agreements. The Fund may enter into repurchase agreements with respect to up to 25% of the value of its total assets. A repurchase agreement is a contract under which the Fund acquires a security for a relatively short period (usually not more than one week) subject to the obligation of the seller to repurchase and the Fund to resell the security at a fixed time and price (representing the Fund's cost plus interest). The Fund will enter into repurchase agreements to assist in the management of its portfolio and to obtain additional revenue. It is the Fund's present intention to enter into repurchase agreements only with commercial banks and registered broker-dealers and only with respect to obligations of the United States government or its agencies or instrumentalities. Repurchase agreements also may be viewed as loans made by the Fund that are collateralized by the securities subject to repurchase. The Adviser will monitor such transactions to ensure that the value of the underlying securities will be at least equal at all times to the total amount of the counterparty's obligation under the repurchase agreement. The Adviser also will evaluate the creditworthiness of the seller counterparties with whom the Fund enters into repurchase agreements and will monitor their creditworthiness during the period of any repurchase agreement. If the seller counterparty defaults, the Fund could realize a loss on the sale of the underlying security to the extent that the proceeds of sale including accrued interest are less than the resale price provided in the agreement including interest. In addition, if the seller counterparty should be involved in bankruptcy or insolvency proceedings, the Fund may incur delay and costs in selling the underlying security or may suffer a loss of principal and interest if the Fund is treated as an unsecured creditor and required to return the underlying collateral to the seller's estate.

          Reverse Repurchase Agreements. The Fund may enter into reverse repurchase agreements with respect to debt obligations which could otherwise be sold by the Fund. A reverse repurchase agreement is an instrument under which the Fund may sell an underlying debt instrument and simultaneously obtain the commitment of the purchaser (a commercial bank or a broker or dealer) to sell the security back to the Fund at an agreed upon price on an agreed upon date. The Fund will undertake reverse repurchase transactions to assist in the management of its portfolio and to obtain additional liquidity. The Fund receives payment for such securities only upon physical delivery or evidence of book entry transfer by its custodian. Regulations of the SEC require that, if securities are sold by the Fund under a reverse repurchase agreement, the Fund set aside cash or permissible liquid securities from its portfolio, marked to market daily and having a value equal to the proceeds received on any sale subject to repurchase. Reverse repurchase agreements could involve certain risks in the event of default or insolvency of the other party, including possible delays or restrictions upon the Fund's ability to dispose of the underlying securities. An additional risk is that the market value of securities sold by the Fund under a reverse repurchase agreement could decline below the price at which the Fund is obligated to repurchase them. Reverse repurchase agreements are considered borrowings by the Fund and as such would be subject to the restrictions on borrowing described below under "Investment Restrictions."

          Foreign Investments. The Fund may invest up to 10% of the value of its total assets in securities principally traded in foreign markets and Eurodollar certificates of deposit issued by branches of U.S. and foreign banks. Foreign investments may involve risks not present to the same degree in domestic investments, such as future political and economic developments, the imposition of withholding taxes on interest income, seizure or nationalization of foreign deposits, the establishment of exchange controls or the adoption of other foreign governmental restrictions which might adversely affect the payment of principal and interest on such obligations. Foreign securities may be less liquid and more volatile than U.S. securities, and foreign accounting and disclosure standards may differ from U.S. standards. In addition, settlement of transactions in foreign securities may be subject to delays, which could result in adverse consequences to the Fund including restrictions on the subsequent resale of such securities. The value of foreign investments may rise or fall because of changes in currency exchange rates. In addition, the costs of exchanging foreign currencies for payments in U.S. dollars and nonnegotiated brokerage commissions in foreign countries may reduce the yield on foreign securities. In the event of a default in payment on foreign securities, the Fund may incur increased costs to obtain a judgment against the foreign issuer in the United States or abroad.

          The Fund may buy or sell foreign currencies or deal in forward foreign currency contracts to hedge against possible fluctuations in exchange rates that may affect the yield of the Fund when the foreign currencies are converted in payment in U.S. dollars. The Fund will use currency transactions only for hedging and not speculative purposes. The Fund may engage in currency exchange transactions to protect against uncertainty in the level of future exchange rates. A forward currency contract involves an obligation to purchase or sell a specific currency at a future date, which may be any fixed number of days from the date of the contract agreed upon by the parties, at a price set at the time of the contract. The Fund's dealings in forward currency exchange will be limited to hedging involving either specific transactions or portfolio positions. Transaction hedging is the purchase or sale of forward currency with respect to specific receivables or payables of the Fund generally arising in connection with the purchase or sale of its portfolio securities. Position hedging is the sale of forward currency with respect to portfolio security positions denominated or quoted in the currency. The Fund may not use position hedging with respect to a particular currency to an extent greater than the aggregate market value (at the time of entering into the position hedge) of the securities held in its portfolio denominated or quoted in or currently convertible into that particular currency. If the Fund enters into a position hedging transaction, the Fund will set aside cash or permissible liquid securities in an amount equal to the value of the Fund's total assets committed to the consummation of the forward contract. If the value of the securities set aside declines, the Fund will set aside additional cash or permissible liquid securities to equal the amount of the Fund's commitment with respect to the forward contract.

           Options. The Fund may write (sell) call options which are traded on national securities exchanges with respect to securities in its portfolio. The Fund may only write "covered" call options, that is, options on securities it holds in its portfolio or has an immediate right to acquire through conversion or exchange of securities held in its portfolio. The Fund may write call options on its portfolio securities in an attempt to realize a greater current return than would be realized on the securities alone. The Fund also may write call options as a partial hedge against a possible market decline. In view of its investment objective, the Fund generally would write call options only in circumstances in which the Adviser does not anticipate significant appreciation of the underlying security in the near future or has otherwise determined to dispose of the security. As the writer of a call option, the Fund receives a premium for undertaking the obligation to sell the underlying security at a fixed price during the option period if the option is exercised. So long as the Fund remains obligated as a writer of a call option, it forgoes the opportunity to profit from increases in the market price of the underlying security above the exercise price of the option, except insofar as the premium represents such a profit (and retains the risk of loss should the value of the underlying security decline). The Fund also may enter into "closing purchase transactions" to terminate its obligation as a writer of a call option prior to the expiration of the option. Although the writing of call options only on national securities exchanges increases the likelihood that the Fund will be able to make closing purchase transactions, there is no assurance that the Fund will be able to effect such transactions at any particular time or at any acceptable price. The writing of call options could result in increases in the Fund's portfolio turnover rate, especially during periods when market prices of the underlying securities appreciate. The extent to which the Fund may enter into transactions involving call options also may be limited by the requirements of the Internal Revenue Code of 1986, as amended (the "Code"), for qualification as a regulated investment company.

          Financial Futures Contracts and Related Options. Currently, the Fund has no intention to trade in financial futures contracts or options on financial futures contracts. However, the Fund has reserved the right, subject to the approval of the Board of Directors, to purchase and sell financial futures contracts and options on such futures contracts for the purpose of hedging its portfolio securities (or portfolio securities which it expects to acquire) against anticipated changes in prevailing interest rates. This technique could be employed if the Adviser anticipates that interest rates may rise, in which event the Fund could sell a futures contract to protect against the potential decline in the value of its portfolio securities. Conversely, if declining interest rates were anticipated, the Fund could purchase a futures contract to protect against a potential increase in the price of securities the Fund intends to purchase.

          The Fund will not be a commodity pool. In addition, the Fund has claimed an exclusion from the definition of commodity pool operator and, therefore, is not subject to registration or regulation as a pool operator under the Commodity Exchange Act.

          Risks of Hedging Transactions. The use of options, financial futures and options on financial futures may involve risks not associated with other types of investments which the Fund intends to purchase and it is possible that a portfolio that utilizes hedging strategies may not perform as well as a portfolio that does not make use of such strategies. In particular, the Fund's positions in options and financial futures may be entered and closed out only on a federally licensed exchange which provides a market therefor, and there can be no assurance that a liquid market will exist for any particular option or futures contract. Because financial futures and related options markets generally impose limits on daily price movement, it is possible that the Adviser will not be able to close out hedge positions promptly. The inability to close out options and futures positions could have an adverse impact on the Fund's ability to hedge its securities effectively and might, in some cases, require the Fund to deposit substantial amounts of additional cash to meet applicable margin requirements. The Fund's ability to hedge effectively through transactions in financial futures or options depends on the degree to which price movements, which include, in part, changes in interest rates, in the Fund's holdings correlate with price movements of the hedging instruments. Inasmuch as the Fund's options and futures will not duplicate such underlying securities, the correlation probably will not be perfect. Consequently, the prices, which include, in part, changes in interest rates, of the securities being hedged may not move in the same amount as the hedging instrument. It is possible that there may be a negative correlation between the hedging instrument and the hedged securities, which would prevent the Fund from achieving the anticipated benefits of hedging transactions or may cause the Fund to realize losses and thus be in a worse position than if such strategies had not been used.

          Additional Leverage. Although it has no current intention of doing so, the Fund may borrow to the extent then permitted by the 1940 Act through the public or private issuance of debt securities and/or from lenders of all types, such as banks, savings and loan associations, insurance companies and similar financial institutions. In addition, the Fund may borrow up to 5% of its total assets for temporary purposes.

INVESTMENT RESTRICTIONS

          The Fund's investment objective, its policy to invest at least 65% of its total assets in high-yield securities rated in the lower categories by recognized rating agencies or nonrated fixed-income securities deemed by the Adviser to be of comparable quality and the following investment restrictions have been adopted by the Fund as fundamental policies. Fundamental policies of the Fund may not be changed without the affirmative vote of the holders of a majority (as defined in the 1940 Act) of the Fund's outstanding shares of Common Stock and of the then outstanding Preferred Shares, voting as separate classes. All other investment policies or practices are considered by the Fund not to be fundamental and accordingly may be changed by the Fund's Board of Directors without stockholder approval. For purposes of the 1940 Act, "majority" means (a) 67% or more of the Fund's outstanding voting securities present at a meeting, if the holders of more than 50% of the Fund's outstanding voting securities are present or represented by proxy, or (b) more than 50% of the Fund's outstanding voting securities, whichever is less. The Fund may not:

1.	Borrow money (through reverse repurchase agreements or otherwise) or issue any senior securities (as defined in the 1940 Act), except as permitted by the 1940 Act.

2.	Pledge, hypothecate, mortgage or otherwise encumber its assets, except to secure borrowings permitted by restriction 1 above. Collateral arrangements with respect to margin for futures contracts and options are not deemed to be pledges or other encumbrances for purposes of this restriction.

3.	Purchase securities on margin, except such short-term credits as may be necessary for the clearance of purchases and sales of securities and except that the Fund may make margin payments in connection with transactions in futures contracts and options.

4.	Make short sales of securities or maintain a short position for the account of the Fund unless at all times when a short position is open the Fund owns an equal amount of such securities or owns securities which, without payment of any further consideration, are convertible into or exchangeable for securities of the same issuer as, and in equal amount to, the securities sold short.

5.	Underwrite securities issued by other persons, except to the extent that, in connection with the disposition of its portfolio investments, the Fund may be deemed to be an underwriter under the federal securities laws.

6.	Purchase or sell real estate, although the Fund may purchase securities of issuers that deal in real estate, securities that are secured by interests in real estate and securities representing interests in real estate.

7.	Purchase or sell commodities or commodity contracts, except that the Fund may purchase or sell financial futures contracts and related options as provided in the Prospectus and the SAI.

8.	Make loans, except by the acquisition of loan interests and other debt obligations in which the Fund may invest consistent with its investment policies, by entering into repurchase agreements with respect to not more than 25% of the value of its total assets, or through the lending of its portfolio securities with respect to not more than one-third of the value of its total assets.

9.	With respect to 75% of the value of the Fund's total assets, invest in securities of any issuer if, immediately after such investment, more than 5% of the value of the Fund's total assets would be invested in the securities of such issuer, provided that this limitation does not apply to obligations issued or guaranteed as to interest and principal by the United States government or its agencies or instrumentalities.

10.	With respect to 75% of the value of the Fund's total assets, acquire more than 10% of the outstanding voting securities of any issuer.

11.	Invest 25% or more of the value of its total assets in any one industry, provided that this limitation does not apply to obligations issued or guaranteed as to interest and principal by the United States government or its agencies or instrumentalities.

12.	Invest in the securities of other registered investment companies, except as they may be acquired as part of a merger or consolidation or acquisition of assets or by purchases in the open market involving only customary brokers' commissions.

13.	Buy or sell oil, gas or other mineral leases, rights or royalty contracts, although the Fund may purchase securities of issuers which deal in, represent interests in or are secured by interests in such leases, rights or contracts.

14.	Make investments for the purpose of exercising control or management over the issuer of any security.

15.	Write, purchase or sell puts, calls or combinations thereof, or purchase or sell futures contracts or related options, except that the Fund may write call options and invest in futures contracts and related options as provided in the Prospectus and the SAI.

          With respect to restriction 1, the 1940 Act permits a closed-end investment company, such as the Fund, to issue a note in consideration for any privately arranged loan that is not intended to be publicly distributed, or a note evidencing a temporary loan that does not exceed 5% of the company's total assets at the time it is made. The 1940 Act also permits closed-end investment companies to issue senior securities representing debt or preferred stock, subject to certain conditions. As described in the Prospectus, in the case of debt, the company must have asset coverage of 300% immediately after such issuance, and, in the case of stock, 200% coverage is required. In addition to the prohibitions listed in restriction 6, the Fund has no intention to purchase or sell real estate or invest in real estate mortgages.

          Although the provisions of certain restrictions permit the Fund to engage in transactions in futures contracts to a limited extent, the Fund does not have any current intention of engaging in such transactions. The Fund will not make any investment permitted by the exceptions to the Fund's investment restrictions if the investment would adversely affect the ratings assigned by S&P and/or Moody's to the Preferred Shares.

          If a percentage restriction is adhered to at the time of investment, a later increase or decrease in percentage resulting from a change in value of the Fund's investments or amount of total assets will not be considered a violation of any of the foregoing restrictions. With respect to restriction 1, however, if borrowings exceed the amount permitted under the 1940 Act as a result of a change in values or assets, the Fund must take steps to reduce such borrowings at least to the extent of such excess.

MANAGEMENT OF THE FUND

Directors and Officers

          The Board of Directors is responsible for the management and supervision of the Fund and approves all significant agreements with those companies that furnish services to the Fund. The Directors and executive officers of the Fund, together with information as to their position with the Fund, principal occupations and other directorships held by the Directors, are shown below.

          The Highland Fund Complex consists of the following funds: the Fund, CNN, Highland Floating Rate Limited Liability Company, Highland Floating Rate Fund, Highland Floating Rate Advantage Fund and Highland Institutional Floating Rate Income Fund (the "Highland Funds").

                                                                           Number of Portfolios
                                       Principal Occupation(s)             in Highland Fund
Name (Age) Address                     During the Past                     Complex Overseen by      Other Directorships
Position with the Fund (Since)         Five Years (6)                      Director                 Held
------------------------------         -----------------------             ---------------------    -------------------

Interested Director (1)

R. Joseph Dougherty (34)               Portfolio Manager of the                       6             None
13455 Noel Road, Suite 1300            Adviser.  Prior to 2000, he was a
Dallas, Texas  75240                   Portfolio Analyst for the Adviser.
Senior Vice President (January 2000)
and Chairman of the Board
(May 2004) (2)

Non-Interested Directors (3)

Timothy K. Hui (56)                    Assistant Provost for Graduate                 6             None
48 Willow Greene Drive                 Education, Philadelphia Biblical University.
Churchville, Pennsylvania  18966
Director (January 2000) (4)

Scott F. Kavanaugh (44)                Private Investor.  From                        6             None
9 Old Ranch Road                       February 2003 to July 2003, an
Laguna Niguel, CA 92677                Executive at Provident Funding
Director (January 2000) (4)            Mortgage Corporation.  From
                                       January 2000 to February 2003 he
                                       was Executive Vice President,
                                       Director and Treasurer of
                                       Commercial Capital Bank.  He was
                                       the Managing Principal and Chief
                                       Operating Officer of Financial
                                       Institutional Partners Mortgage
                                       Company and the Managing
                                       Principal and President of
                                       Financial Institutional Partners,
                                       LLC, an investment banking firm,
                                       from April 1998 to February 2003.

James F. Leary (74)                    Since January 1999, a Managing                 6             Board member of Capstone
15851 N. Dallas Parkway                Director of Benefit Capital                                  Asset Management Group of
Suite 500                              Southwest, Inc., a financial                                 Mutual Funds (a family of
Addison, Texas  75001                  consulting firm.                                             mutual funds consisting
Director (January 2000) (5)                                                                         of six investment
                                                                                                    portfolios)

Bryan A. Ward (50)                     Since January 2002, Senior                     6             None
901 Main Street                        Manager of Accenture, LLP.  From
Dallas, Texas  75202                   September 1998 to December 2001,
Director (November 2001) (5)           he was Special Projects Advisor,
                                       Contractor, Information
                                       Technology consultant to
                                       Accenture, LLP.

__________

(1)	Mr. Dougherty is deemed to be an "interested person" of the Fund under the 1940 Act because of his position with the Adviser.

(2)	Term expires in 2005.

(3)	Directors who are not interested persons of the Fund, as defined in the 1940 Act ("Non-Interested Directors").

(4)	Term expires in 2006.

(5)	Term expires in 2004.

          In addition to Mr. Dougherty, the Fund's other executive officers are James D. Dondero, Mark K. Okada, M. Jason Blackburn and Michael S. Minces. Set forth below are the names and certain biographical and other information for Messrs. Dondero, Okada, Blackburn and Minces as reported by them to the Fund.

                                                                         Principal Occupation(s)
                                       Position(s) held with             During the Past
Name, Address and (Age)*               the Fund**                        Five Years
------------------------               ---------------------             -----------------------

James D. Dondero (43)                  President since January 2000.     President and Managing Partner of the
                                                                         Adviser.  Director of Heritage Bank.
                                                                         Director and Chairman of Heritage
                                                                         Bankshares, Inc.

Mark K. Okada (43)                     Executive Vice President since    Chief Investment Officer of the Adviser.
                                       January 2000.                     Director of Heritage Bank and Heritage
                                                                         Bankshares, Inc.

M. Jason Blackburn (28)                Secretary and Treasurer since     Assistant Controller of the Adviser.
                                       March 2003.                       From September 1999 to October 2001, he
                                                                         was an accountant for KPMG LLP.

Michael S. Minces (30)                 Chief Compliance Officer since    From October 2003 to August 2004,
                                       October 2004                      associate at Akin Gump Strauss Hauer &
                                                                         Feld LLP, a law firm.  From October 2000
                                                                         to March 2003, associate at Skadden,
                                                                         Arps, Slate, Meagher & Flom LLP,a law
                                                                         firm.  Previously, he attended The
                                                                         University of Texas at Austin School of
                                                                         Law.
*	The address of each officer is Highland Capital Management, L.P., 13455 Noel Road, Suite 1300, Dallas, Texas 75240.

**	Each officer serves in the same capacity for each of the Highland Funds.

           The Board of Directors is divided into three classes with the term of office of one class expiring each year. Class I is comprised of one Director, and Classes II and III are each comprised of two Directors. Mr. Dougherty is a Class I Director. Messrs. Hui and Kavanaugh are Class II Directors. Messrs. Leary and Ward are Class III Directors.

          Under the Fund's Articles of Incorporation, as amended, restated and supplemented, and the 1940 Act, the holders of Preferred Shares are entitled to elect two Directors, the holders of Common Stock are entitled to elect two Directors and the holders of Preferred Shares and Common Stock, voting as a single class, are entitled to elect the remaining Directors, except in certain circumstances. See "Description of Capital Structure" in the Prospectus. Election of Directors is non-cumulative; accordingly, holders of a majority of the outstanding shares of Common Stock or a majority of the outstanding Preferred Shares may elect all of the Directors who are subject to election by such class.

          The Fund currently has three committees, the Audit Committee, the Nominating Committee and the Litigation Committee, each of which is currently comprised of all of the Non-Interested Directors. Pursuant to the Audit Committee Charter adopted by the Fund's Board, the function of the Audit Committee is to (1) oversee the Fund's accounting and financial reporting processes and the audits of the Fund's financial statements, (2) assist in Board oversight of the quality and integrity of the Fund's financial statements and the Fund's compliance with legal and regulatory requirements relating to accounting, financial reporting, internal control over financial reporting and independent audits, (3) approve engagement of the independent registered public accounting firm and review and evaluate the qualifications, independence and performance of the independent registered public accounting firm and (4) act as a liaison between the Fund's independent registered public accounting firm and the Board. In addition, the Audit Committee may address questions arising with respect to the valuation of certain securities in the Fund's portfolio. The Audit Committee members are also "independent" under the listing standards of the New York Stock Exchange.

          The Nominating Committee's function is to canvass, recruit, interview, solicit and nominate Directors. The Nominating Committee will consider recommendations for nominees from stockholders sent to the Secretary of the Fund, 13455 Noel Road, Suite 1300, Dallas, Texas 75240. A nomination submission must include all information relating to the recommended nominee that is required to be disclosed in solicitations or proxy statements for the election of Directors, as well as information sufficient to evaluate the factors listed above. Nomination submissions must be accompanied by a written consent of the individual to stand for election if nominated by the Board and to serve if elected by the stockholders, and such additional information must be provided regarding the recommended nominee as reasonably requested by the Nominating Committee. The Litigation Committee's function is to seek to address any potential conflicts of interest between the Fund and the Adviser in connection with any potential or existing litigation or other legal proceeding relating to securities held by both the Fund and the Adviser or another client of the Adviser. For the fiscal year ended October 31, 2004, the Litigation Committee met four times, the Audit Committee met four times and the Nominating Committee met once.

          The following table sets forth the dollar range of each Director's ownership of Fund shares and shares of the Fund, CNN and Highland Funds, in each case as of December 31, 2004.

                                                                            Aggregate Dollar Range of Equity
                                      Dollar Range of Equity                 Securities of the Fund, CNN and
Name of Director                      Securities of the Fund*                      the Highland Funds*
----------------                      -----------------------               --------------------------------
R. Joseph Dougherty                       $50-001-100,000                             Over $100,000
Timothy K. Hui                              $1-$10,000                                 $1-$10,000
Scott F. Kavanaugh                          $1-$10,000                                 $1-$10,000
James F. Leary                              $1-$10,000                                 $1-$10,000
Bryan A. Ward                               $1-$10,000                                 $1-$10,000
*	Valued as of December 31, 2004. Except as otherwise indicated, each person has sole voting and investment power.

          As of January 31, 2004, none of the Non-Interested Directors or their immediate family members owned beneficially or of record securities of the Adviser or other entity (other than another registered investment company), directly or indirectly controlling, controlled by, or under common control with the Adviser.

Compensation of Directors

          The executive officers of the Fund and those of its Directors who are "interested persons" (as defined in the 1940 Act) of the Fund receive no direct remuneration from the Fund. Non-Interested Directors are compensated at the rate of $15,000 annually, and are reimbursed for actual out-of-pocket expenses relating to attendance at meetings.

          The following table sets forth the compensation paid to each of the Directors by the Fund and by the Fund, CNN and Higland Funds for the year ended December 31, 2004.

                                                           Total Compensation From
                             Aggregate Compensation           the Fund, CNN and
Name of Director                 From the Fund                the Highland Funds
----------------             ----------------------        -----------------------

James D. Dondero*                 $     0                         $     0
R. Joseph Dougherty*              $     0                         $     0
Timothy K. Hui                    $29,000                         $39,000
Scott F. Kavanaugh                $27,000                         $37,000
James F. Leary                    $27,000                         $37,000
Bryan A. Ward                     $27,000                         $37,000

__________

*	Messrs. Dondero and Dougherty are each deemed to be an "interested person" of the Fund under the 1940 Act due to their positions with the Adviser. Mr. Dougherty was elected as a Director of the Fund by the shareholders of the Fund at the annual shareholder meeting on May 21, 2004. As a result of Mr. Dougherty's election to the Fund's Board of Directors, Mr. Dondero resigned as a Director of the Fund.

Principal Stockholders

          To the knowledge of the Fund, as of January 31, 2005, the officers and Directors of the Fund owned, as a group, 2.41% of the shares of the Fund's Common Stock and no Preferred Shares. As of January 31, 2005, the Adviser beneficially owned 730,636 shares of Common Stock, or 2.39% of the Fund's outstanding shares of Common Stock, and no Preferred Shares.

          As of January 31, 2005, no person, to the knowledge of the Fund, owned beneficially more than 5% of the outstanding shares of the Fund's Common Stock or the Preferred Shares. The following person is the only person holding of record more than 5% of the outstanding shares of Common Stock as of January 31, 2005. Such person held of record 100% of the outstanding Preferred Shares of such date.

Name and Address                          Amount of Record            Percent
of Record Owner                               Ownership           of Common Stock
----------------                          ----------------        ---------------
Cede & Co., as Nominee for
    The Depository Trust Company
Bowling Green Station
New York, New York  10004                    28,966,793                94.86%

Investment Adviser

          The Adviser has overall responsibility for the management of the Fund's portfolio. The Fund and the Adviser have entered into an Advisory Agreement, dated as of January 21, 2000, that requires the Adviser to provide all investment advisory and portfolio management services for the Fund. It also requires the Adviser to assist in managing and supervising all aspects of the general day-to-day business activities and operations of the Fund, including custodial, transfer agency, dividend disbursing, accounting, auditing, compliance and related services. The Adviser provides the Fund with the personnel necessary to administer the Fund. The agreement with the Adviser can be canceled by the Board of Directors and the Adviser upon not less than 30 nor more than 60 days' written notice.

          The Adviser bears its expenses of providing the services described above. The Fund pays all operating and other expenses of the Fund not borne by the Adviser including, but not limited to, audit and legal fees, transfer agent, registrar and custodian fees, expenses in preparing tender offers, stockholder reports and proxy solicitation materials and other miscellaneous business expenses. The Fund also pays all taxes imposed on it and all brokerage commissions and loan-related fees.

          In approving the Fund's Investment Advisory Agreement with the Adviser, the Board considered a number of factors, including the nature and quality of the services provided by the Adviser; the investment philosophy and investment approach to be applied to the Fund by the Adviser; the investment management expertise of the Adviser in respect of the Fund's investment strategies; the personnel, resources and experience of the Adviser; the Adviser's expected costs of providing services under the Investment Advisory Agreement; and any ancillary benefits the Adviser may receive from its relationship with the Fund.

          The Adviser earned $1,025,292, $695,487 and $818,101 in management fees for the fiscal years ended October 31, 2002, 2003 and 2004, respectively. Management fees paid by the Fund to the Adviser were calculated at 0.65% (on an annual basis) of the Fund's average weekly net asset value defined as total assets of the Fund less accrued liabilities (excluding the principal amount of any bank any loan, notes and the liquidation preference of preferred stock and including accrued and unpaid dividends on the preferred stock), up to and including $175 million of net assets, 0.55% on the next $50 million of net assets and 0.50% of the excess of net assets over $225 million.

Proxy Voting

          The Fund has delegated voting of proxies in respect of portfolio holdings to the Adviser to vote the Fund's proxies in accordance with the Adviser's proxy voting guidelines and procedures. The Adviser has adopted proxy voting guidelines (the "Guidelines") that provide as follows:

•	The Adviser votes proxies in respect of the Fund's securities in the Fund's best interests and without regard to the interests of the Adviser or any client of the Adviser.

•	Unless the Adviser's Proxy Voting Committee (the "Committee") otherwise determines (and documents the basis for its decisions) or as otherwise provided below, the Adviser votes proxies in a manner consistent with the Guidelines.

•	To avoid material conflicts of interest, the Adviser applies the Guidelines in an objective and consistent manner across the Fund's accounts. Where a material conflict of interest has been identified and the matter is covered by the Guidelines, the Committee votes in accordance with the Guidelines. For the Fund, where a conflict of interest has been identified and the matter is not covered in the Guidelines, the Adviser will disclose the conflict and the Committee's determination of the matter in which to vote to the Fund's Board.

•	The Adviser also may determine not to vote proxies in respect of securities of the Fund if it determines it would be in the Fund's best interests not to vote.

          The Adviser's Guidelines also address how it will vote proxies on particular types of matters such as corporate governance matters, disclosure of executive compensation and share repurchase programs. For example, the Adviser generally will:

•	Support management in most elections for directors, unless the board gives evidence of acting contrary to the best economic interests of shareholders;

•	Support proposals seeking increased disclosure of executive compensation; and

•	Support management proposals to institute share repurchase plans in which all shareholders may participate on equal terms.

Code of Ethics

          The Fund and the Adviser have adopted codes of ethics which essentially prohibit certain of their personnel, including the Fund's portfolio managers, from engaging in personal investments which compete or interfere with, or attempt to take advantage of a client's, including the Fund's, anticipated or actual portfolio transactions, and are designed to assure that the interests of clients, including Fund stockholders, are placed before the interests of personnel in connection with personal investment transactions. Under the Code of Ethics for the Fund and the Adviser, personal trading is permitted by such persons subject to certain restrictions; however, they are generally required to pre-clear most securities transaction's with the appropriate compliance officer and to report all transactions on a regular basis. Text-only versions of the codes of ethics can be viewed online or downloaded from the EDGAR database on the SEC internet web site at www.sec.gov. You may also review and copy these documents by visiting the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 202-942-8090. In addition, copies of the codes of ethics may be obtained, after mailing the appropriate duplicating fee, by writing to the SEC's Public Reference Section, 450 5th Street, N.W., Washington, DC 20549-0102, or by e-mail request at publicinfo@sec.gov. The Fund's file number under the 1940 Act is 811-5557.

Custodian

          State Street Bank and Trust Company ("State Street"), whose principal address is Two Heritage Drive, North Quincy, Massachusetts 02171, acts as the Fund's custodian. As the Fund's custodian, State Street, among other things, maintains a custody account or accounts in the name of the Fund; receives and delivers all assets for the Fund upon purchase and upon sale or maturity; collects and receives all income and other payments and distributions on account of the assets of the Fund and disburses the Fund's assets in payment of its expenses. The custodian does not determine the investment policies of the Fund or decide which securities the Fund will buy or sell.

PORTFOLIO TRANSACTIONS

Selection of Broker-Dealers; Order Placement

          Subject to the overall review of the Fund's Board of Directors, the Adviser is responsible for decisions to buy and sell securities and other portfolio holdings of the Fund, for selecting the broker or dealer to be used, and for negotiating any commission rates paid. Fixed-income securities generally are traded on a "net" basis with dealers acting as principals for their own accounts without a stated commission, although the price of the security will likely include a profit to the dealer. In underwritten offerings, securities usually are purchased at a fixed price that includes an amount of compensation to the underwriter, generally referred to as the underwriter's concession or discount. On occasion, certain money market instruments may be purchased directly from an issuer, in which case no commissions or discounts are paid.

          The Adviser and its affiliates manage other accounts, including private funds and individual accounts, that also invest in high yield fixed-income securities. Although investment decisions for the Fund are made independently from those of such other accounts, investments of the type the Fund may make also may be made on behalf of such other accounts. When the Fund and one or more other accounts is prepared to invest in, or desires to dispose of, the same investment, available investments or opportunities for each are allocated in a manner believed by the Adviser to be equitable over time. The Adviser may (but is not obligated to) aggregate orders, which may include orders for accounts in which the Adviser or its affiliates have an interest, to purchase and sell securities to obtain favorable execution or lower brokerage commissions, to the extent permitted by applicable laws and regulations. Although the Adviser believes that, over time, the potential benefits of participating in volume transactions and negotiating lower transaction costs should benefit all participating accounts, in some cases these activities may adversely affect the price paid or received or the size of the position obtained by or disposed of for the Fund. Where trades are aggregated, the investments or proceeds, as well as the expenses incurred, will be allocated by the Adviser in a manner designed to be equitable and consistent with the Adviser's fiduciary duty to the Fund and its other clients (including its duty to seek to obtain best execution of client trades).

Commission Rates; Brokerage and Research Services

          In placing orders for the Fund's portfolio, the Adviser is required to give primary consideration to obtaining the most favorable price and efficient execution. This means that the Adviser will seek to execute each transaction at a price and commission, if any, which provides the most favorable total cost or proceeds reasonably attainable in the circumstances. In seeking the most favorable price and execution, the Adviser, having in mind the Fund's best interests, will consider all factors it deems relevant, including, by way of illustration: price; the size, type and difficulty of the transaction; the nature of the market for the security; the amount of the commission; the timing of the transaction taking into account market prices and trends; operational capabilities; the reputation, experience and financial stability of the broker-dealer involved; and the quality of service rendered by the broker-dealer in other transactions. Though the Adviser generally seeks reasonably competitive commissions or spreads, the Fund will not necessarily be paying the lowest commission or spread available.

          Within the framework of the policy of obtaining the most favorable price and efficient execution, the Adviser may consider "brokerage and research services" (as defined in the Securities Exchange Act of 1934, as amended) provided by brokers who effect portfolio transactions with the Adviser or the Fund. Commissions for transactions through such brokers may be in excess of the commissions that another broker-dealer would have charged for effecting that transaction. "Brokerage and research services" are those which brokerage houses customarily provide to institutional investors and include statistical and economic data and research reports on particular issuers and industries. Such services may be used by the Adviser in connection with all of its investment activities, and brokers furnishing such services may be selected for the execution of transactions for certain accounts (including the Fund) but the services furnished by such brokers may be used by the Adviser in providing investment management for other accounts. However, services provided by brokers may be used by the Adviser for the Fund even though transactions relating to such services were not effected for the Fund. Commission rates are established pursuant to negotiations based on the quality and quantity of execution services provided by the broker or dealer in light of generally prevailing rates. The fees charged by the Adviser will not be reduced because the Adviser and/or the Fund or the Adviser's other clients receive such services. In certain cases, a service may serve functions that are not related to the making of investment decisions (such as accounting, record keeping or other administrative matters). Where a service obtained with commissions has such a mixed use, the Adviser will make a good faith allocation of the cost of the service according to its use. Services that are not considered "brokerage and research services" will be paid solely using the Adviser's own funds.

          For the fiscal year ended October 31, 2004, the Fund did not direct brokerage transactions to any broker-dealer because of the provision of such brokerage services.

          For the fiscal years ended October 31, 2002, 2003 and 2004, the Fund paid brokerage commissions for the execution of portfolio transactions in the amounts of $4,094, $4,607 and $5,838 respectively.

Portfolio Turnover Rate

          The annual rates of the Fund's total portfolio turnover for the years ended October 31, 2004, 2003 and 2002, were 81%, 111% and 97%, respectively. As part of its investment policies, the Fund places no restrictions on portfolio turnover and the Fund may sell any portfolio security without regard to the period of time it has been held.

DETERMINATION OF NET ASSET VALUE

          Net asset value of the Common Stock will be determined no less frequently than the close of trading on the New York Stock Exchange (usually 4:00 p.m., Eastern time) on the last business day of each week (generally Friday). It will be determined by dividing the value of the net assets of the Fund (for the purpose of determining the net asset value per share of the Common Stock ("NAV"), the value of the Fund's net assets shall be deemed to equal the value of the Fund's assets less the Fund's liabilities) by the total number of shares of Common Stock outstanding. In valuing the Fund's assets, portfolio securities that are actively traded in the over-the-counter market, including listed securities for which the primary market is believed to be over-the-counter, will be valued at the mean between the most recently quoted bid and asked prices provided by the principal market makers. Any security or option for which the primary market is on an exchange will be valued at the last sale price on such exchange on the day of valuation or, if there was no sale on such day, the last bid price quoted on such day. Options for which the primary market is not on an exchange or which are not listed on an exchange will be valued at market value or fair value if no market exists. Securities and assets for which market quotations are not readily available will be valued at fair value as determined in good faith by or under the direction of the Board of Directors of the Fund. While no single standard for determining fair value exists, as a general rule, the current fair value of a security would appear to be the amount which the Fund could reasonably expect to receive upon its current sale. Some, but not necessarily all, of the general factors which may be considered in determining fair value include: (i) the fundamental analytical data relating to the investment; (ii) the nature and duration of restrictions on disposition of the securities; and (iii) an evaluation of the forces which influence the market in which these securities are purchased and sold. Without limiting or including all of the specific factors which may be considered in determining fair value, some of the specific factors include: type of security, financial condition of the issuer, cost at date of purchase, size of holding, discount from market value, value of unrestricted securities of the same type at the time of purchase, special reports prepared by analysts, information as to any transaction or offers with respect to the security, existence of merger proposals or tender offers affecting the securities, price and extent of public trading in similar securities of the issuer or comparable companies, or other relevant matters. There can be no assurance, however, that the Fund's valuation of a security will not differ from the amount that it realizes upon the sale of such security because of, among other factors, the number of active purchasers and sellers, economic and market conditions, and the financial condition (or perceived financial condition) of the issuer at the time of such sale.

          Short-term debt securities that mature in less than 60 days will be valued at amortized cost if their term to maturity from the date of acquisition by the Portfolio was less than 60 days or by amortizing their value on the 61st day prior to maturity if their term to maturity from the date of acquisition by the Portfolio was more than 60 days, unless this method is determined by the Board of Directors not to represent fair value. Repurchase agreements will be valued at cost plus accrued interest.

FEDERAL TAXATION

          The following is only a summary of certain U.S. federal income tax considerations generally affecting the Fund and its stockholders. No attempt is made to present a detailed explanation of the tax treatment of the Fund or its stockholders, and the following discussion is not intended as a substitute for careful tax planning. Stockholders should consult with their own tax advisers regarding the specific federal, state, local, foreign and other tax consequences of investing in the Fund.

Qualification as a Regulated Investment Company

          The Fund has elected each year to be taxed as a regulated investment company under Subchapter M of the Code. As a regulated investment company, the Fund generally is not subject to federal income tax on the portion of its investment company taxable income (i.e., taxable interest, dividends and other taxable ordinary income, net of expenses, and net short-term capital gains in excess of net long-term capital losses) and net capital gain (i.e., the excess of net long-term capital gains over the sum of net short-term capital losses and capital loss carryovers from prior years) that it distributes to stockholders, provided that it distributes at least 90% of its investment company taxable income for the taxable year (the "Distribution Requirement"), and satisfies certain other requirements of the Code that are described below.

          In addition to satisfying the Distribution Requirement and an asset diversification requirement discussed below, a regulated investment company must derive at least 90% of its gross income for each taxable year from dividends, interest, certain payments with respect to securities loans, gains from the sale or other disposition of stock or securities or foreign currencies and other income (including, but not limited to, gains from options, futures or forward contracts) derived with respect to its business of investing in such stock, securities or currencies.

          In general, gain or loss recognized by the Fund on the disposition of an asset will be a capital gain or loss. However, gain recognized on the disposition of a debt obligation purchased by the Fund at a market discount (generally at a price less than its principal amount) other than at the original issue will be treated as ordinary income to the extent of the portion of the market discount which accrued during the period of time the Fund held the debt obligation.

          In general, investments by the Fund in zero coupon or other original issue discount securities will result in income to the Fund equal to a portion of the excess of the face value of the securities (or in the case of an interest-only security, the sum of all payments to be made with respect to the security) over their issue price (the "original issue discount") each year that the Fund holds the securities, even though the Fund receives no cash interest payments. This income is included in determining the amount of income that the Fund must distribute to maintain its status as a regulated investment company and to avoid federal income and excise taxes.

          In addition to satisfying the requirements described above, the Fund must satisfy an asset diversification test in order to qualify as a regulated investment company. Under this test, at the close of each quarter of the Fund's taxable year, at least 50% of the value of the Fund's assets must consist of cash and cash items (including receivables), U.S. government securities, securities of other regulated investment companies, and securities of other issuers (as to which the Fund has not invested more than 5% of the value of the Fund's total assets in securities of any such issuer and as to which the Fund does not hold more than 10% of the outstanding voting securities of any such issuer), and no more than 25% of the value of its total assets may be invested in the securities of any one issuer (other than U.S. government securities and securities of other regulated investment companies), or of two or more issuers which the Fund controls and which are engaged in the same or similar trades or businesses.

          Upon any failure to meet the asset coverage requirements of the 1940 Act, the Fund will be required (i) to suspend distributions to stockholders, and (ii) under certain circumstances to partially redeem the Preferred Shares in order to maintain or restore the requisite asset coverage, either of which could prevent the Fund from making distributions required to qualify as a regulated investment company for U.S. federal income tax purposes and avoiding the excise taxes discussed below. Depending on the size of the Fund's assets relative to its outstanding senior securities, redemption under certain circumstances of the Preferred Shares might restore asset coverage. If asset coverage were restored, the Fund would again be able to pay dividends and, depending on the circumstances, could requalify or avoid disqualification as a regulated investment company and avoid the excise taxes discussed below.

          Certain of the Fund's investment practices are subject to special provisions of the Code that, among other things, may defer the use of certain deductions or losses, or accelerate certain income or gains, of the Fund, affect the holding period of securities held by the Fund and alter the character of the gains or losses realized by the Fund. These provisions may also require the Fund to recognize income or gain without receiving cash with which to make distributions in the amounts necessary to satisfy the requirements for maintaining regulated investment company status and for avoiding income and excise taxes. The Fund will monitor its transactions and may make certain tax elections in order to mitigate the effect of these rules and prevent the imposition of excise taxes and disqualification of the Fund as a regulated investment company.

          If for any taxable year the Fund does not qualify as a regulated investment company, all of its taxable income (including its net capital gain) will be subject to tax at regular corporate rates without any deduction for distributions to stockholders, and such distributions will be taxable as ordinary dividends to the extent of the Fund's current and accumulated earnings and profits. In such case, such distributions generally will be eligible for the dividends-received deduction in the case of corporate stockholders and for taxation at the preferential maximum rate of 15% in the case of individuals.

Excise Tax on Regulated Investment Companies

          A 4% non-deductible excise tax is imposed on a regulated investment company that fails to distribute in each calendar year an amount equal to the sum of (1) 98% of its ordinary taxable income for the calendar year, (2) 98% of its capital gain net income (i.e., capital gains in excess of capital losses) for the one-year period ended on October 31 of such calendar year, and (3) any ordinary taxable income and capital gain net income for previous years that was not distributed or taxed to the regulated investment company during those years. A distribution will be treated as paid on December 31 of the current calendar year if it is declared by the Fund in October, November or December with a record date in such a month and paid by the Fund during January of the following calendar year. Such distributions will be taxed to stockholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received.

          The Fund intends to make sufficient distributions or deemed distributions (discussed below) of its ordinary taxable income and capital gain net income to avoid liability for the excise tax.

Distributions

          The Fund anticipates distributing substantially all of its investment company taxable income for each taxable year. Such distributions will be taxable to stockholders as ordinary income. If a portion of the Fund's income consists of dividends paid by U.S. corporations, a portion of the dividends paid by the Fund to corporate stockholders may be eligible for the corporate dividends received deduction. Similarly, if a portion of the Fund’s income consists of dividends paid by U.S. corporations and certain foreign corporations, a portion of the dividends paid by the Fund to individual shareholders may be eligible for taxation at the 15% preferential maximum rate generally applicable to dividends received by individuals. To qualify for the dividends received deduction or the 15% preferential maximum rate, as the case may be, stockholders must separately satisfy certain holding period and other requirements with respect to their Fund shares. Stockholders should be aware that the aggregate ordinary income distributions by the Fund eligible for the dividends received deduction or the 15% preferential maximum rate in any year, as the case may be, generally is limited to the qualified dividend income received by the Fund in that year. The Fund does not anticipate receiving a material amount of qualified dividend income in any given year.

          The Fund may either retain or distribute to stockholders its net capital gain for each taxable year. The Fund currently intends to distribute any such amounts. If net capital gain is distributed and designated as a capital gain dividend, it generally will be taxable to individual stockholders at a maximum federal tax rate of 15%. Distributions are subject to these capital gains rates regardless of the length of time the stockholder has held his or her shares. Conversely, if the Fund elects to retain its net capital gain, the Fund will be taxed thereon (except to the extent of any available capital loss carryovers) at the applicable corporate tax rate. In such event, it is expected that the Fund also will elect to treat such gain as having been distributed to stockholders. As a result, each stockholder will be required to report his or her pro rata share of such gain on his or her tax return as long-term capital gain, will be entitled to claim a tax credit for his or her pro rata share of tax paid by the Fund on the gain, and will increase the tax basis for his or her shares by an amount equal to the deemed distribution less the tax credit.

          Distributions by the Fund in excess of the Fund's earnings and profits will be treated as a return of capital to the extent of (and in reduction of) the stockholder's tax basis in his or her shares; any such return of capital distributions in excess of the stockholder's tax basis will be treated as gain from the sale of his or her shares, as discussed below.

          Distributions by the Fund will be treated in the manner described above regardless of whether such distributions are paid in cash or reinvested in additional shares of the Fund. If the NAV at the time a stockholder purchases shares of the Fund reflects undistributed income or gain, distributions of such amounts will be taxable to the stockholder in the manner described above, even though such distributions economically constitute a return of capital to the stockholder.

          The Fund will designate distributions made with respect to each class of its stock as consisting of particular types of income (such as ordinary income, ordinary income eligible for taxation to individuals at the 15% maximum preferential rate and net capital gain) in accordance with such class' proportionate share of the total dividends to be paid to all such classes.

Sale of Shares

          A stockholder generally will recognize gain or loss on the sale or exchange of shares of the Fund in an amount equal to the difference between the proceeds of the sale and the stockholder's adjusted tax basis in the shares. In general, any such gain or loss will be considered capital gain or loss if the shares are held as capital assets, and gain or loss will be long-term or short-term, depending upon the stockholder's holding period for the shares. Generally, a stockholder's gain or loss will be a long-term gain or loss if the shares have been held for more than one year. However, any capital loss arising from the sale of shares held for six months or less will be treated as a long-term capital loss to the extent of any capital gain dividends received by the stockholder (or credited to the stockholder as an undistributed capital gain) with respect to such shares. Also, any loss realized on a sale or exchange of shares will be disallowed to the extent the shares disposed of are replaced with other substantially identical shares of the Fund within a period of 61 days beginning 30 days before and ending 30 days after the shares are disposed of. In such case, the tax basis of the acquired shares will be adjusted to reflect the disallowed loss.

          Certain of the Fund's investments and investment practices are subject to special provisions of the Code that, among other things, may defer the use of certain deductions or losses, or accelerate certain income or gains, of the Fund, affect the holding period of assets held by the Fund and alter the character of the gains or losses realized by the Fund. These provisions may also require the Fund to recognize income or gain without receiving cash with which to make distributions in the amounts necessary to satisfy the requirements for maintaining regulated investment company status and for avoiding income and excise taxes.

Backup Withholding

          If a stockholder fails to furnish a correct taxpayer identification number, fails to report fully dividend or interest income, or fails to certify that he or she has provided a correct taxpayer identification number and that he or she is not subject to "backup withholding," the stockholder may be subject to a 28% "backup withholding" tax. An individual's taxpayer identification number is generally his or her social security number. Corporate stockholders and other stockholders specified in the Code or the Treasury regulations promulgated thereunder may be exempt from backup withholding. Backup withholding is not an additional tax and may be credited against a taxpayer's federal income tax liability.

Foreign Stockholders

           U.S. taxation of a stockholder who, as to the United States, is a nonresident alien individual, foreign trust or estate, foreign corporation, or a foreign partner of a partnership (each as defined for U.S. federal income tax purposes and each a "foreign stockholder") depends, in part, on whether the stockholder's income from the Fund is "effectively connected" with a U.S. trade or business carried on by such stockholder.

          If a foreign stockholder's income from the Fund is not effectively connected with a U.S. trade or business carried on by such foreign stockholder, distributions of investment company taxable income generally will be subject to U.S. withholding tax at the rate of 30% (or lower treaty rate). Such a foreign stockholder would generally be exempt from U.S. federal income tax on gains realized on the sale or exchange of shares of the Fund, capital gain dividends, and amounts retained by the Fund that are designated as undistributed capital gains.

          If a foreign stockholder's income from the Fund is effectively connected with a U.S. trade or business carried on by such foreign stockholder, then distributions of investment company taxable income, capital gain dividends, amounts retained by the Fund that are designated as undistributed capital gains and any gains realized upon the sale or exchange of shares of the Fund generally will be subject to U.S. federal income tax at the rates applicable to U.S. citizens or domestic corporations, as the case may be (and may be subject to withholding in the case of a foreign partner in a partnership). Such stockholders that are classified as corporations for U.S. tax purposes also may be subject to a branch profits tax.

          In the case of foreign noncorporate stockholders, the Fund may be required to withhold U.S. federal income tax at a rate of 28% on distributions that are otherwise exempt from withholding tax (or taxable at a reduced treaty rate) unless such stockholders furnish the Fund with proper notification of their foreign status. See "Backup Withholding."

          The tax consequences to a foreign stockholder entitled to claim the benefits of an applicable tax treaty may be different from those described herein. Foreign stockholders are urged to consult their own tax advisers with respect to the particular tax consequences to them of an investment in the Fund, including the applicability of foreign taxes.

Disclosure Regulations

          Under recently promulgated Treasury regulations, if a stockholder recognizes a loss with respect to shares of Common Stock of $2 million or more for an individual stockholder or $10 million or more for a corporate stockholder, the stockholder must attach to its return and also separately file with the Internal Revenue Service a disclosure statement on Form 8886. Direct stockholders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, stockholders of a regulated investment company are not excepted. Future guidance may extend the current exception from this reporting requirement to stockholders of most or all regulated investment companies. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer's treatment of the loss is proper. Stockholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

Effect of Future Legislation; Other Tax Considerations

          The foregoing general discussion of U.S. federal income tax consequences is based on the Code and the Treasury regulations issued thereunder as in effect on the date of this SAI. Future legislative or administrative changes or court decisions may significantly change the conclusions expressed herein, and any such changes or decisions may have a retroactive effect with respect to the transactions and considerations discussed herein.

          Income received by the Fund from foreign sources may be subject to withholding and other taxes imposed by foreign jurisdictions, absent treaty relief. Distributions to stockholders also may be subject to state, local and foreign taxes, depending upon each stockholder's particular situation. Stockholders are urged to consult their tax advisers as to the particular consequences to them of an investment in the Fund.

FINANCIAL STATEMENTS

          The audited financial statements included in the Annual Report of the Fund for the fiscal year ended October 31, 2004, together with the report of Deloitte & Touche LLP thereon, is hereby incorporated by reference in this SAI. No other part of the Annual Report of the Fund is incorporated herein.

APPENDIX

RATINGS OF INVESTMENTS

Description of certain ratings assigned by S&P and Moody's:

S&P

Long-term

AAA
An obligation rated 'AAA' has the highest rating assigned by S&P. The obligor's capacity to meet its financial commitment on the obligation is extremely strong.

AA
An obligation rated 'AA' differs from the highest rated obligations only in small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.

A
An obligation rated 'A' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

BBB
An obligation rated 'BBB' exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

BB, B, CCC, CC, and C
Obligations rated 'BB', 'B', 'CCC', 'CC', and 'C' are regarded as having significant speculative characteristics. 'BB' indicates the least degree of speculation and 'C' the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

BB
An obligation rated 'BB' is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.

B
An obligation rated 'B' is more vulnerable to nonpayment than obligations rated 'BB', but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation.

CCC
An obligation rated 'CCC' is currently vulnerable to nonpayment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.

CC
An obligation rated 'CC' is currently highly vulnerable to nonpayment.

C
A subordinated debt or preferred stock obligation rated 'C' is currently highly vulnerable to nonpayment. The 'C' rating may be used to cover a situation where a bankruptcy petition has been filed or similar action taken, but payments on this obligation are being continued. A 'C' also will be assigned to a preferred stock issue in arrears on dividends or sinking fund payments, but that is currently paying.

D
An obligation rated 'D' is in payment default. The 'D' rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless S&P believes that such payments will be made during such grace period. The 'D' rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

r
The symbol 'r' is attached to the ratings of instruments with significant noncredit risks. It highlights risks to principal or volatility of expected returns which are not addressed in the credit rating. Examples include: obligations linked or indexed to equities, currencies, or commodities; obligations exposed to severe prepayment risk—such as interest-only or principal-only mortgage securities; and obligations with unusually risky interest terms, such as inverse floaters.

N.R.
The designation 'N.R.' indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that S&P does not rate a particular obligation as a matter of policy.

Note: The ratings from 'AA' to 'CCC' may be modified by the addition of a plus (+) or minus (-) sign designation to show relative standing within the major rating categories.

Short-term

A-1
A short-term obligation rated 'A-1' is rated in the highest category by S&P. The obligor's capacity to meet its financial commitment on the obligation is strong. Within this category, certain obligations are given a plus sign (+) designation. This indicates that the obligor's capacity to meet its financial commitment on these obligations is extremely strong.

A-2
A short-term obligation rated 'A-2' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor's capacity to meet its financial commitment on the obligation is satisfactory.

A-3
A short-term obligation rated 'A-3' exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

B
A short-term obligation rated 'B' is regarded as having significant speculative characteristics. The obligor currently has the capacity to meet its financial commitment on the obligation; however, it faces major ongoing uncertainties which could lead to the obligor's inadequate capacity to meet is financial commitment on the obligation.

C
A short-term obligation rated 'C' is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation.

D
A short-term obligation rated 'D' is in payment default. The 'D' rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless S&P believes that such payments will be made during such grace period. The 'D' rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

Moody's

Long-term

Aaa
Bonds rated 'Aaa' are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edged." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

Aa
Bonds rated 'Aa' are judged to be of high quality by all standards. Together with the 'Aaa' group they comprise what are generally known as high-grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in 'Aaa' securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risk appear somewhat larger than the 'Aaa' securities.

A
Bonds rated 'A' possess many favorable investment attributes and are to be considered as upper-medium-grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment some time in the future.

Baa
Bonds rated 'Baa' are considered as medium-grade obligations (i.e., they are neither highly protected nor poorly secured). Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

Ba
Bonds rated 'Ba' are judged to have speculative elements; their future cannot be considered as well-assured. Often the protection of interest and principal payments may be very moderate, and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

B
Bonds rated 'B' generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

Caa
Bonds rated 'Caa' are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

Ca
Bonds rated 'Ca' represent obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings.

C
Bonds rated 'C' are the lowest rated class of bonds, and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

Note: Moody's applies numerical modifiers 1, 2, and 3 in each generic rating classification from 'Aa' through 'Caa'. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

Prime rating system (short-term)

Issuers rated Prime-1 (or supporting institutions) have a superior ability for repayment of senior short-term debt obligations. Prime-1 repayment ability will often be evidenced by many of the following characteristics:

Leading market positions in well-established industries.

High rates of return on funds employed.

Conservative capitalization structure with moderate reliance on debt and ample asset protection.

Broad margins in earnings coverage of fixed financial charges and high internal cash generation.

Well-established access to a range of financial markets and assured sources of alternate liquidity.

Issuers rated Prime-2 (or supporting institutions) have a strong ability for repayment of senior short-term debt obligations. This will normally be evidenced by many of the characteristics cited above but to a lesser degree. Earnings trends and coverage ratios, while sound, may be more subject to variation. Capitalization characteristics, while still appropriate, may be more affected by external conditions. Ample alternate liquidity is maintained.

Issuers rated Prime-3 (or supporting institutions) have an acceptable ability for repayment of senior short-term obligations. The effect of industry characteristics and market compositions may be more pronounced. Variability in earnings and profitability may result in changes in the level of debt protection measurements and may require relatively high financial leverage. Adequate alternate liquidity is maintained.

Issuers rated Not Prime do not fall within any of the Prime rating categories.

PART C -- OTHER INFORMATION

ITEM 24.	FINANCIAL STATEMENTS AND EXHIBITS

(1)	FINANCIAL STATEMENTS:

          Contained in Part A: Financial Highlights for the Registrant's most recent ten fiscal years (October 31, 1995-2004).

          The following financial statements are incorporated in Part B by reference to Registrant's Annual Report (audited), dated October 31, 2004, as filed on Form N-CSR on January 5, 2005 (File No. 811-5557)

(i)	Schedule of Investments as of October 31, 2004.
(ii)	Balance Sheet as of October 31, 2004.
(iii)	Statement of Assets and Liabilities for the fiscal year ended October 31, 2004.
(iv)	Statement of Cash Flows for the fiscal year ended October 31, 2004.
(v)	Statement of Changes in Net Assets for the fiscal years ended October 31, 2003 and 2004.
(vi)	Notes to Financial Statements for the fiscal year ended October 31, 2004.
(vii)	Report of Independent Registered Public Accounting Firm dated December 8, 2004.

          Statements, schedules and historical information other than these listed above have been omitted since they are either not applicable, or not required or the required information is shown in the financial statements or notes thereto.

(2)	EXHIBITS:

(a)(1)	Articles of Amendment and Restatement(1)
(a)(2)	Articles Supplementary regarding classification of Board of Directors(6)
(a)(3)	Articles of Amendment dated March 1, 2001(6)
(a)(4)	Articles of Amendment to the Articles of Amendment and Restatement dated April 20, 2001(7)
(a)(5)	Articles Supplementary regarding anti-takeover provisions filed with the State of Maryland Department of Assessments and Taxation on March 27, 2002(7)
(b)	Amended and Restated By-Laws*
(c)	Not applicable
(d)(1)	Articles Supplementary Creating Auction Rate Cumulative Preferred Shares ("Preferred Shares")(6)
(d)(2)	Form of specimen certificate for Preferred Shares(4)
(e)	Dividend Reinvestment Plan of Registrant(8)
(f)	Not applicable
(g)	Advisory Agreement between Registrant and Highland Capital Management, L.P. ("Highland")(2)
(h)	Distribution Agreement between Registrant and B. Riley & Co., Inc.(10)
(i)	Not applicable
(j)	Custodian Agreement between Registrant and State Street Bank and Trust Company(9)
(k)(1)	Transfer Agency and Service Agreement between Registrant and American Stock Transfer & Trust Company(9)
(k)(2)	Form of Auction Agency Agreement as to Preferred Shares(3)
(k)(3)	Form of Broker-Dealer Agreement as to Preferred Shares(3)
(k)(4)	Form of DTC Letter of Representation as to Preferred Shares(3)
(l)(1)	Opinion and Consent of Counsel as to Preferred Shares (5)
(l)(2)	Opinion and Consent of Piper Marbury Rudnick & Wolfe LLP(5)
(l)(3)	Opinion and Consent of Counsel(11)
(m)	Not applicable.
(n)	Consent of Independent Registered Public Accounting Firm.*
(o)	Not applicable.
(p)	Not applicable.
(q)	Not applicable.
(r)(1)	Code of Ethics of Registrant*
(r)(2)	Code of Ethics of Adviser*

__________________________________________________________________________________________

*          Filed herewith.

(1)	Incorporated by reference to Registrant's Registration Statement on Form N-2 and amendments thereto (File No. 811-5557) (the "Registration Statement"), filed with the Securities and Exchange Commission (the "SEC") on April 17, 1998.

(2)	Incorporated by reference to the Registrant's Semi-Annual Report on Form N-SAR, filed with the SEC on June 30, 2000.

(3)	Incorporated by reference to the Registration Statement, filed with the SEC on February 1, 2001.

(4)	Incorporated by reference to the Registration Statement, filed with the SEC on March 9, 2001.

(5)	Incorporated by reference to the Registration Statement, filed with the SEC on March 13, 2001.

(6)	Incorporated by reference to the Registration Statement, filed with the SEC on March 21, 2001.

(7)	Incorporated by reference to the Registration Statement, filed with the SEC on June 17, 2002.

(8)	Incorporated by reference to the Registration Statement, filed with the SEC on June 20, 2003.

(9)	Incorporated by reference to the Registration Statement, filed with the SEC on February 6, 2004.

(10)	Incorporated by reference to the Registration Statement, filed with the SEC on March 3, 2004.

(11)	Incorporated by reference to the Registration Statement, filed with the SEC on March 10, 2004.

ITEM 25.	MARKETING ARRANGEMENTS

          Not applicable.

ITEM 26.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

           The expenses estimated to be incurred in connection with the offering described in this Registration Statement are incorporated by reference to the Registration Statement, filed with the SEC on March 10, 2004.

ITEM 27.	PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH REGISTRANT

          Not applicable.

ITEM 28.	NUMBER OF HOLDERS OF SECURITIES

            Title of Class                              Number of Record Holders
            --------------                              ------------------------

            Auction Rate Cumulative Preferred
            Shares, Series W                            1 as of January 31, 2005

            Common Stock                                30,539,924 as of January 31, 2005
ITEM 29.	INDEMNIFICATION

          Registrant's Articles of Amendment and Restatement of its Articles of Incorporation generally provide that Registrant shall indemnify (1) each of its directors and officers, whether serving Registrant or at its request any other entity, to the full extent required or permitted by the General Laws of the State of Maryland now or hereafter in force, including amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and the advance of expenses incurred in connection with the defense or disposition of any such claim under the indemnification procedures and to the full extent permitted by law and (2) other employees and agents to such extent as shall be authorized by the Board of Directors or Registrant's By-Laws and be permitted by law; provided, however, that no director or officer of Registrant is entitled to indemnification against any liability to which such director or officer would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his office.

          Registrant's By-Laws allow it to purchase and maintain insurance on behalf of a person who is or was a director, officer, employee, employee or agent of Registrant, or was, at Registrant's request, serving in a similar capacity for another entity. Registrant currently maintains insurance covering its executive officers and directors.

          Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers and controlling persons of Registrant pursuant to the foregoing provisions, or otherwise, Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a director, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 30.	BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER

          The description of the business of Highland is set forth under the caption "Management of the Fund" in the Prospectus forming part of this Registration Statement.

          The information as to the Directors and officers of Highland set forth in Highland' s Form ADV filed with the SEC on November 18, 2004 (File No. 801-54871) and as amended through the date hereof is incorporated herein by reference.

ITEM 31.	LOCATION OF ACCOUNTS AND RECORDS

          The accounts and records of Registrant are maintained at its offices and at the offices of Highland, the Fund's investment adviser, located at 13455 Noel Road, Suite 1300, Dallas, Texas 75240.

          State Street Bank and Trust Company, located at Two Heritage Drive, North Quincy, Massachusetts 02171, maintains all records in its capacity as Custodian for Registrant's assets. American Stock Transfer & Trust Company, located at 59 Maiden Lane, New York, New York 10038 maintains all records required in its capacity as Registrant's Registrar and Transfer Agent.

ITEM 32.	MANAGEMENT SERVICES

          Not applicable.

ITEM 33.	UNDERTAKINGS

           (1) Registrant hereby undertakes to suspend the offering of its Common Stock until it amends its Prospectus if (a) subsequent to the effective date of its Registration Statement, the net asset value declines more than 10 percent from its net asset value as of the effective date of the Registration Statement or (b) the net asset value increases to an amount greater than its net proceeds as stated in the Prospectus.

          (2) Not applicable.

          (3) Not applicable.

           (4) Registrant hereby undertakes the following:

(a) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(1) to include any prospectus required by Section 10(a)(3) of the Securities Act [15 U.S.C. 77j(a)(3)];

(2) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

(3) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

(b) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

           (5) Registrant hereby undertakes that:

(a) for the purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of the Registration Statement in reliance on Rule 430A and contained in the form of prospectus filed by Registrant under Rule 497(h) under the Securities Act [17 CFR 230.497(h)] shall be deemed to be part of the Registration Statement as of the time it was declared effective; and

(b) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

           (6) Registrant hereby undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of an oral or written request, its Statement of Additional Information.

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on the 15th day of February, 2005.

PROSPECT STREET® HIGH INCOME PORTFOLIO INC. By: /s/ James D. Dondero James D. Dondero, President

          Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ James D. Dondero	President (Principal Executive Officer)	February 15, 2005

/s/ M. Jason Blackburn M. Jason Blackburn	Treasurer (Principal Financial and Accounting Officer)	February 15, 2005

/s/ R. Joseph Dougherty R. Joseph Dougherty	Chairman of the Board	February 15, 2005

/s/ Timothy K. Hui Timothy K. Hui	Director	February 15, 2005

/s/ Scott F. Kavanaugh Scott F. Kavanaugh	Director	February 16, 2005

/s/ Bryan A. Ward Bryan A. Ward	Director	February 15, 2005

/s/ James F. Leary James F. Leary	Director	February 15, 2005

PROPSPECT STREET HIGH INCOME PORTFOLIO INC.

EXHIBIT INDEX

Exhibit Number (b) (n) (r)(1) (r)(2)	Document Description Amended and Restated By-Laws Consent of Independent Registered Public Accounting Firm Code of Ethics of Registrant Code of Ethics of Adviser